Exhibit 99.124
TECHNICAL REPORT ON THE ENDAKO MINE LOCATED IN NORTHERN BRITISH COLUMBIA
PREPARED FOR BLUE PEARL MINING LTD.
Report for Nl 43-101
Authors:
Richard E. Routledge, M.Sc., P.Geo.
John. T. Postle, P.Eng.
Stephen McMaster, P.Eng.
Hoe Teh, P.Eng.
Pierre C. Pelletier, P.Eng.
July 31, 2006

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

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TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-3
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Local Geology	7-1
Property Geology	7-4
8 DEPOSIT TYPE	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
Exploration and Delineation Drilling	12-1
Mine Production Sampling	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
Sample Preparation	13-1
Analysis	13-2
14 DATA VERIFICATION	14-1
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
Mineral Resources	17-1
Mineral Reserves	17-10
Reserve Reconciliation	17-11
18 OTHER RELEVANT DATA AND INFORMATION	18-1
Mining Operations	18-1
Recoverability	18-7

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Markets	18-9
Contracts	18-10
Environmental Considerations	18-10
Taxes	18-12
Capital and Operating Cost Estimates	18-12
Economic Analysis	18-13
Payback	18-17
Mine Life	18-17
19 INTERPRETATION AND CONCLUSIONS	19-1
20 RECOMMENDATIONS	20-1
21 REFERENCES	21-1
22 SIGNATURE PAGE	22-1
23 CERTIFICATE OF QUALIFICATIONS	23-1
24 APPENDICES	24-1
Appendix 1	24-1
Appendix 2	24-4
Appendix 3	24-6
LIST OF TABLES

PAGE
Table 1-1	Indicated Resources	1-5
Table 1-2	Proven and Probable Mineral Reserves	1-5
Table 1-3	Sensitivity Analysis	1-11
Table 1-4	Project Value at Varying Molybdenum Prices	1-11
Table 6-1	Endako Mine Historical Production	6-2
Table 11-1	Drill Hole Database Statistics	11-1
Table 11-2	Drill Hole Statisitics	11-1
Table 11-3	Drill Hole Assay Statistics	11-2
Table 17-1	Indicated Resources	17-5
Table 17-2	Cut-Off Head Grade at Varying Molybdenum Prices	17-6
Table 17-3	Comparison of Average Grades of Blocks, Blast Holes and Drill Hole Assays for Selected Bench Areas	17-9
Table 17-4	Proven and Probable Mineral Reserves	17-10
Table 17-5	Endako Mine Reconciliation 1990-1994	17-12
Table 18-1	Endako Mine Plan	18-3
Table 18-2	Sensitivity Analysis	18-16
Table 18-3	Project Value at Varying Molybdenum Prices	18-17

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LIST OF FIGURES

PAGE
Figure 1-1	Sensitivity Analysis For Endako Mine	1-10
Figure 4-1	General Location Map	4-3
Figure 4-2	Claim Location Map	4-4
Figure 4-3	Site Plan	4-5
Figure 6-1	Thompson Creek Group of Companies	6-3
Figure 7-1	Regional and Local Geology	7-3
Figure 7-2	Composite Geological Plan of the 2970 Bench Showing Major Structural Components	7-7
Figure 7-3	Geological Cross Sections Showing the Linking Pattern of Controlling Vein Systems	7-8
Figure 11-1	Drill Hole Location Plan	11-3
Figure 17-1	Block Model Cross Section - Endako Pit	17-3
Figure 17-2	Block Model Cross Section - Denak West Pit	17-4
Figure 17-3	Location of Blocks, Blast Holes and Drill Hole Assays for Selected Benches in Endako and Denak West Pits	17-8
Figure 18-1	Process Flow Sheet	18-8
Figure 18-2	Historical Molybdenum Prices	18-10
Figure 18-3	Sensitivity Analysis for Endako Mine	18-16
LIST OF APPENDIX FIGURES & TABLES

PAGE
Table 24-1	Endako Mine Claim List	24-2
Table 24-2	Endako Mining Equipment List	24-5
Table 24-3	Life of Mine Forecast Base Case at Long Range Molybdenum Price of US $8/lb	24-7
Table 24-4	Life of Mine Forecast at Long Range Molybdenum Price of US $5/lb	24-8
Table 24-5	Life of Mine Forecast at Long Range Molybdenum Price of US $10/lb	24-9
Table 24-6	Life of Mine Forecast at Long Range Molybdenum Price of US $15/lb	24-10
Table 24-7	Life of Mine Forecast at Long Range Molybdenum Price of US $20/	24-11

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1 SUMMARY
EXECUTIVE SUMMARY
     Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA), Hatch Ltd. (Hatch) and Rescan Environmental Services Ltd. (Rescan), collectively the Consultants, were retained by Blue Pearl Mining Ltd. (Blue Pearl) to prepare an independent Technical Report on the Endako mine located near Fraser Lake, British Columbia. The purpose of this report is to document a major property transaction by Blue Pearl and to provide due diligence for financing of the transaction. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). The Consultants visited the property on March 22, 2006 and May 10 and 11, 2006.
     The Endako mine is an open pit molybdenum mine and concentrator located near Fraser Lake, British Columbia. It is operated by a joint venture, Endako Mines, between Thompson Creek Mining Ltd. (75%), a subsidiary of the Thompson Creek Metals Company (together Thompson Creek), and Nissho Iwai Moly Resources Inc. (25%), which has recently changed names to Sojitz Moly Resources Inc. (Sojitz). The operation consists of three open pit mines (Endako, Denak East, and Denak West), an ore crusher and conveyer system, concentrator, tailings and containment dam, water and electrical transmission lines, support facilities (offices, maintenance shops, and a warehouse), and access roads. Access is by highway and gravel roads from Fraser Lake, British Columbia.
     Material mined from the open pits is processed on site to produce a molybdenite concentrate, which is roasted to produce molybdenum trioxide. Molybdenum trioxide is then sold to various customers. Open pit mining began in 1965.
CONCLUSIONS
1.	The Endako mine is a well established and important molybdenum producer that has operated since 1965. Production over the period 2001 to 2005 totals 47.7 million tonnes averaging 0.114% MoS2 for a total of 57.8 million pounds of molybdenum.

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2.	The Consultants reviewed the resource and reserve estimates for the Endako and Denak West pits. The Denak East pit has produced in the past but currently has no reserves. In the Consultants’opinion, the procedures used are in keeping with industry standards and are appropriate for the deposit and mining methods used; however, the Consultants have reclassified the in-pit resources to indicated resources which total 51.8 million tonnes at 0.07% Mo as of Fiscal year end, September 30, 2005. The resource is fully diluted and considered 100% recoverable.

3.	The Endako mine proven and probable mineral reserves total 74 million tonnes at 0.06% Mo (as of September 30, 2005). Reserves include probable reserves of 51.8 million tonnes at 0.07% Mo and proven reserves in stockpiles totalling 22.2 million tonnes averaging 0.05% Mo.

4.	The Consultants reviewed the life of mine plan for the next seven years commencing September 30, 2005, and believe that the production targets are reasonable.

5.	The Consultants reviewed the mine cost forecasts. It is the Consultants’ opinion that the costing is reasonable when compared to historical costs.

6.	The Consultants reviewed the capital cost estimates in the mine plan and are of the opinion that they are reasonable. The Consultants note that any future changes to the mine plan will likely result in additional capital requirements for the mining operation.

7.	In the Consultants’ opinion the Endako mine will generate a positive cash flow over the life of the mine on the basis of metal prices, metal recoveries, and other mining and processing parameters used in this report.

8.	The Consultants reviewed the exploration program currently being conducted by Endako. In the Consultants’ opinion this program should be expanded in order to maintain reserves at the Endako mine.
RECOMMENDATIONS
1.	The Consultants recommend that Endako Mines continue exploration to maintain or increase the reserves on the Endako property.

2.	The Consultants recommend that Endako Mines update the resource model and review the pit design to determine if the open pit can be expanded economically in light of the current molybdenum price.

3.	The Consultants recommend that the correlation between ore head grade and mill yield be investigated.

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TECHNICAL SUMMARY
PROPERTY DESCRIPTION AND LOCATION
     The Endako mine is located 160 km west of Prince George in British Columbia. The mine consists of three contiguous open pits: the Endako pit, the Denak East pit, and the Denak West pit. The Endako surface facilities are located to the east-southeast of the Endako pit.
LAND TENURE
     The Endako property consists of 374 claims, including 25 mining leases, covering 7,741 hectares. The individual claims are listed in Appendix 1. Endako states that there are no royalties or encumbrances on title.
SITE INFRASTRUCTURE
     At the time of the Consultants site visit, the infrastructure at the Endako mine included the following: an open pit mine, a 30,000 tonnes per day concentrator, roaster, refinery (not operating) a tailings pond comprising three cells and polishing ponds, a crushing plant, an administrative building, a warehouse, a dry, an infirmary, a laboratory, a garage, and other shops.
     The power supply of the site is provided by an 8.5 km, 69 kV power line, from the town of Endako. The power line is owned by B.C. Hydro.
HISTORY
     The Endako deposit was discovered in 1927 by local hunters. Minor underground exploration work took place in subsequent years. In March 1964, Placer Dome Inc. (Placer) placed the property into production. Production commenced in June 1965 at a plant capacity of 9,000 tonnes per day (combined concentrator and roaster). Expansions in 1967 and improvements in 1980 increased concentrator capacity. In 1982, the mine and concentrator were closed due to low metal prices, the roaster continued to operate, processing molybdenum concentrates from other operations on a toll basis. The mine and

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mill were reopened in 1986 and, by 1989 production reached 28,000 tonnes per day. The current capacity is 30,000 tonnes per day.
     In June 1997, Thompson Creek and Nissho Iwai Moly Resources Inc. (Nissho) purchased the operation from Placer and formed a joint venture, Endako Mines, with 75% owned by Thompson Creek Metals Company and 25% by Nissho Iwai Moly Resources Inc.
GEOLOGY
     The Endako molybdenite deposit is hosted in the Endako quartz monzonite intrusive, a phase of the Middle to Late Jurassic Francois Lake Intrusions that form a large composite batholith. The deposit is genetically associated with the terminal stages of magmatic activity, represented by intrusion of the Casey monzogranite, dated at 145 Ma.
MINERAL RESOURCES AND MINERAL RESERVES
     The resource estimate and pit optimization was last prepared in 1997 by 3D computer block modeling in MedSystem (now MineSight by Mintec) software and was based on diamond drilling, a molybdenum price of US$3.50/lb, an exchange rate of C$1.19 per US$, and a cut-off grade of 0.07% MoS2 (0.04% Mo). The mine has adjusted the resource block model annually for production to arrive at year end resources. The Endako Mines states measured and indicated resources (in-pit), however, documentation on classification was not available for audit by the Consultants. Consequently, the Consultants have reclassified the in-pit resources to indicated resources which total 51.8 million tonnes at 0.07% Mo as of September 30, 2005. The resource is fully diluted and considered 100% recoverable. The mine converts all in-pit resources above the cut-off grade to mineral reserves. The resource estimates for the Endako mine as of September 30, 2005 are shown in Tables 1-1.

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TABLE 1-1 INDICATED RESOURCES
Blue Pearl Mining Ltd. — Endako Mine

	Tonnes		Contained		Recoverable
	(000’s)	Grade Mo	Mo (M lbs)	Recovery	Mo (M lbs)

Endako Pit	29,124	0.071%	45.63	76.7%	35.0
Denak West Pit	22,662	0.070%	34.74	77.0%	26.7

Total	51,786	0.070%	80.37	76.8%	61.7

Notes:

1.	CIM definitions were followed for mineral resources.

2.	Mineral resources are estimated at a cut-off grade of 0.07% MoS2 (0.04% Mo).

3.	Bulk density is 2.56 t/m3.

4.	Stripping ratio is approximately 1:1.
     The Endako mine proven and probable mineral reserves total 74 million tonnes at 0.06% Mo (as of September 30, 2005). Reserves include probable reserves of 51.8 million tonnes at 0.07% Mo and proven reserves in stockpiles totalling 22.2 million tonnes averaging 0.05% Mo. The reserve estimates for the Endako mine as of September 30, 2005 are shown in Tables 1-2. Mineral reserves are included in mineral resources.
TABLE 1-2 PROVEN AND PROBABLE MINERAL RESERVES
Blue Pearl Mining Ltd. — Endako Mine

	Tonnes		Contained		Recoverable
	(000’s)	Grade Mo	Mo (M lbs)	Recovery	Mo (M lbs)

Probable
Endako Pit	29,124	0.071%	45.63	76.7%	35.0
Denak West Pit	22,662	0.070%	34.74	77.0%	26.7

Total	51,786	0.070%	80.37	76.8%	61.7

Proven
Stockpiles	22,204	0.046%	22.68	75.0%	17.0

Reserves Total	73,990	0.063%	103.04	76.4%	78.8

Notes:

1.	CIM definitions were followed for mineral reserves.

2.	Mineral reserves are estimated at a cut-off grade of 0.07% MoS2 (0.04% Mo).

3.	Mineral reserves are estimated using an average long-term molybdenum price of US$3.50 per pound and a US dollar exchange rate of C$1.19 per US$.

4.	Bulk density is 2.56 t/m3.

5.	Stripping ratio is approximately 1:1.

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MINING
     The Endako deposit is being mined using conventional truck and shovel open pit mining techniques. The Endako pit, the largest of the three pits, is approximately 2,500 ft. (760 m) in the north-northeast direction and 5,000 ft. (1,500 m) in the west-northwest direction. The pit is approximately 1,000 ft. (300 m) deep. A waste rock ramp provides access to the pit.
     The current mine plan shows mining until 2011. The metal price used in the current pit design was US$3.50/lb of Mo. The current molybdenum price is significantly above design price. No pit plans are available for varying metal prices. The mine operates using a 0.07% MoS2 cut-off. The strip ratio is currently 1:1.
     Wall failures have occurred in the north and south walls, about halfway along the Endako pit, where two major faults intersect. Both these areas are known as areas of weakness and are being monitored extensively. The failure area on the north wall was rehabilitated by a contractor and the area on the south wall by Endako crews.
     Most of the equipment in the mine is quite old and has operated for many hours. The availability of this equipment is reportedly quite high, indicating that there is a very good maintenance system in place at the mine.
MINERAL PROCESSING
     The Endako metallurgical facility consists of a concentrator that produces a molybdenum sulphide (MoS2) concentrate and a roasting plant that converts the MoS2 concentrate to molybdenum trioxide (MoO3). The facility has a nameplate capacity of 30,000 tonnes per day of ore. Total throughput of the plant averaged 26,000 tonnes per day for 2001 to 2005. The grade ranges between 0.09% MoS2 and 0.128% MoS2.
     The major factor influencing the recovery appears to be mineralogy and the amount of molybdenum in the mill feed. Other factors include the size of the flotation feed, the flotation circuit flowsheet, and the reagents in use. The relationship between head grade

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in the ore feed and mill yield at Endako does not correlate as would be expected and this should be investigated.
     Approximately 78% of MoS2 in the ore is recovered in the final concentrate at a grade of approximately 90% MoS2. The monthly molybdenum recoveries for 2001 to 2005 ranged from 75.71% to 80.04%. Winters (1997) notes that, since the mine started operations, monthly molybdenite recovery has ranged from about 75% to about 93%.
     The molybdenum sulphide concentrate is roasted to produce molybdenum trioxide using a conventional rotary grate multiple hearth roaster. Of the two roasters originally installed in the plant only one is maintained and operated. The remaining roaster has been decommissioned for several years. At current head grades the single roaster capacity is capable of roasting the mill sulphide concentrate production.
ENVIRONMENTAL CONSIDERATIONS
     The current operation is forty plus years old and as such has operating procedures and permits that are based on 1970’s discharge criteria. In the Consultants opinion, the site is well managed from an operations perspective. The new owners have made significant strides in improving air emission, water management, and reclamation at the site. Endako Mines has developed an excellent rapport with the provincial and federal regulators and, therefore, any changes in environmental legislation are likely workable.
     In the Consultants’ opinion, there is no apparent reason to tighten the discharge limits in the existing environmental permits based on the effects to the receiving environment. The reclamation bond (approximately C$3 million) is inadequate to decommission and close the mine. Full closure cost to a partial walk-away situation will likely cost three to four times the amount of the existing bond. The mine is carrying an additional C$8 million in an escrow account for closure. The long-term environmental risks are associated with potential water treatment requirements and the need for additional tailings storage facility if production is to be sustained in the long term.

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     Endako Mines reports that they are in compliance with the various permits necessary for the operation.
     The mine’s independent consultants, URS Corporation (URS), monitor the onsite tailings dams on an annual basis. Locally, there are areas where surface water from rapidly melting snow has caused washouts of the dam material, these areas are routinely repaired. The lower parts of the dams are being reclaimed. This reclamation involved contouring of the benches on the dams to allow water to run off over the surface of the dam. These areas were then reseeded.
CAPITAL AND OPERATING COST ESTIMATES
     Capital costs are currently estimated at C$1.6 million per year for the life of the mine. In addition, there will be a C$8 million cost to move the in-pit crusher from the Endako to the Denak West Pit.
     Total operating costs from 2006 to 2013 are estimated to be C$375 million, with stripping increasing production costs in the near future and reduced stripping near the end of mine life reducing costs.
ECONOMIC ANALYSIS
     Considering the mine on a standalone basis, the undiscounted pre-tax cash flow totals C$520.6 million over the mine life; payback is not relevant since this is a currently operating project with a 40-year production history. Average annual molybdenum production during operation is 9.44 million pounds per year. Net Present Value (NPV) at a 10% discount rate is C$435.4 million. In the opinion of the Consultants, the cash flow model is a fair representation of the mine production and pre-tax revenue going forward, at the assumed metal prices used in this report.
     A pre-tax Cash Flow Projection has been generated from the life of mine production schedule, and capital and operating cost estimates, and is summarized in Table 18-1. A summary of the key criteria is provided below.

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ECONOMIC CRITERIA
REVENUE
•	29,000 tonnes per day mining from open pit (10,585,000 tonnes per year).

•	Mill recovery from tailings grade, as indicated by current operation, averaging 76%.

•	Exchange rate US$0.90 = C$1.00. Exchange Rate as of July 6, 2006

•	Metal price
o	US$25.00 per lb molybdenum in oxide for 2006/07

o	US$15.00 per lb molybdenum in oxide for 2007/08

o	US$10.00 per lb molybdenum in oxide for 2008/09

o	US$8.00 per lb molybdenum in oxide after 2009
•	Revenue is recognized at the time of production.
COSTS
•	Mine life: 5 years.

•	Life of Mine production plan as summarized in Item 18.

•	Mine life capital totals C$17.4 million.

•	Average operating cost over the mine life is C$5.85 per tonne milled.
SENSITIVITY ANALYSIS
     The risks for the mine can be identified in both economic and non-economic terms. The following key parameters that have the largest effect on the economics have been examined by running cash flow sensitivities:
•	Metal Price

•	Recovery

•	Head Grade
     The mine is also susceptible to:
•	Operating Costs

•	Capital Costs

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     The results of the sensitivity analyses are shown in Figure 1-1 and Table 1-3. The lower part of Table 1-3, containing the percentage change in NPV, is based on the data summarized in the upper part of the table which shows the change in the cash flow variables over the range of -20% to +20%.
     To determine the sensitivity of the mine to molybdenum prices, the Consultants have prepared life of mine forecasts with long-term molybdenum prices declining from US$25 to US$5, US$10, US$15, and US$20. These cases are summarized in Table 1-4.
FIGURE 1-1 SENSITIVITY ANALYSIS FOR ENDAKO MINE

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TABLE 1-3 SENSITIVITY ANALYSIS
Blue Pearl Mining Ltd. — Endako Mine

	Units	-20%	-10%	Base	+10%	+20%

Exchange Rate	US$/C$	$0.72	$0.81	$0.90	$0.99	$1.08
Head Grade	%Mo	0.082%	0.093%	0.103%	0.113%	0.123%
Metal Prices	US$/lb	10.29	11.00	11.71	12.43	13.14
Operating Costs	US$000’s	300,663	338,011	375,359	412,708	450,056
Capital Costs	US$000’s	13,920	15,660	17,400	19,140	20,880
Recovery	%	60.3%	67.8%	75.3%	82.9%	90.4%

% Change In NPV
	Units	-20%	-10%	Base	+10%	+20%

Exchange Rate	%	42%	18%	0%	-15%	-28%
Head Grade	%	-33%	-17%	0%	17%	33%
Metal Prices	%	-26%	-13%	0%	13%	26%
Operating Costs	%	13%	6%	0%	-6%	-13%
Capital Costs	%	1%	0%	0%	0%	-1%
Recovery	%	-33%	-17%	0%	17%	33%
TABLE 1-4 PROJECT VALUE AT VARYING MOLYBDENUM PRICES
Blue Pearl Mining Ltd. — Endako Mine

Long Term Mo Price US$/lb Mo in Oxide	NPV @ 10% in C$ M

5.00	376.5
8.00	435.4
10.00	474.7
15.00	620.1
20.00	821.8

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2 INTRODUCTION AND TERMS OF REFERENCE
     Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA), Hatch Ltd. (Hatch) and Rescan Environmental Services Ltd. (Rescan), collectively the Consultants, were retained by Blue Pearl Mines Ltd. (Blue Pearl) to prepare an independent Technical Report on the Endako mine located near Fraser Lake, British Columbia. The purpose of this report is to document a major property transaction by Blue Pearl and to provide due diligence for financing of the transaction. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). The Consultants visited the property on March 22, 2006 and May 10 and 11, 2006.
     The Endako mine is an open pit molybdenum mine and concentrator near Fraser Lake, British Columbia. It is operated by a joint venture, Endako Mines, between Thompson Creek Mining Ltd. (75%), a subsidiary of the Thompson Creek Metals Company (together Thompson Creek), and Nissho Iwai Moly Resources Inc. (Nissho) (25%), which has recently changed names to Sojitz Moly Resources Inc. (Sojitz). The operation consists of three open pit mines (Endako, Denak East, and Denak West), an ore crusher and conveyer system, concentrator, tailings and containment dam, water and electrical transmission lines, support facilities (offices, maintenance shops, and a warehouse), and access roads. Access is by highway and gravel roads from Fraser Lake, British Columbia.
     Material mined from the open pits is processed on site to produce a molybdenite concentrate, which is then roasted to produce molybdenum trioxide. Molybdenum trioxide is then sold to various customers. Open pit mining at Endako began in 1965.
     Currently, the major assets and facilities associated with the Endako mine are:
•	Workshops, warehouses, administration buildings, and dry facilities.

•	Facilities providing basic infrastructure to the mine, including: electric power, heat, water treatment and supply, and sewage treatment.

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•	Mobile equipment fleet.

•	Concentrator, roaster and refinery.
SOURCES OF INFORMATION
     Site visits were carried out by Richard Routledge, P.Geo., Scott Wilson RPA Consulting Geologist, John T. Postle, P.Eng., Scott Wilson RPA Consulting Mining Engineer, Jeff Woods, P.Eng., Hatch Consulting Metallurgist, and Mr. Clem Pelletier, Rescan Environmental Consultant. The Consultants have had no prior involvement with the property.
     During the review, the Consultants held discussions with, and received data, reports, drawings and other materials from: Alan Morrish, Mine Manager, Gordon Clark, Mine Superintendent, and Bob Jedrzejczak, Chief Mine Engineer, whose cooperation was greatly appreciated.
     The following individuals prepared the following parts of the report:
•	Mr. Routledge, P.Geo., prepared the geological review and resource and reserve review.

•	Mr. Postle, P.Eng., prepared the general background information, mining and cash flow analysis.

•	Mr. Woods, Mr. Hoe Teh, P.Eng., and Mr. Stephen McMaster, P.Eng., prepared the review of the metallurgy.

•	Mr. Clem Pelletier and Mr. Pierre C. Pelletier, P.Eng., prepared the environmental review and the permit review.
     Notwithstanding anything to the contrary in this Report (including the collective references in this report to the “Consultants”), each of the Consultants takes responsibility solely for the sections of this Report that it has prepared (as specified in the Certificates set out in Item 23); and none of the Consultants accepts any responsibility or liability for the sections of this Report that were prepared by other parties.

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     Except for the purposes legislated under provincial securities law, (a) any use of this report by any third party is at that party’s sole risk, and none of the Consultants shall have any liability to any third party for any such use for any reason whatsoever, including negligence, and (b) each of the Consultants disclaims responsibility for any indirect or consequential loss arising from any use of this report or the information contained herein
     The documentation reviewed, and other sources of information, are listed at the end of this report in Item 21 References.

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LIST OF ABBREVIATIONS
     Units of measurement used in this report conform to the SI (metric) system except as noted. All currency in this report is US dollars (US$) or Canadian dollars (C$).

µ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	liter
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic metres per minute	min	minute
cm	centimeter	m ASL	metres above sea level
cm2	square centimeter	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	Giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	Kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

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3 RELIANCE ON OTHER EXPERTS
     This report has been prepared by Scott Wilson Roscoe Postle Associates Inc., Hatch Ltd., and Rescan Environmental Services Ltd. (the Consultants) for Blue Pearl Mining Ltd. (Blue Pearl). The information, conclusions, opinions, and estimates contained herein are based on:
•	Information available to the Consultants at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by Thompson Creek and other third party sources.
     The Consultants have not researched property title or mineral rights for the Endako mine and express no legal opinion as to the ownership status of the property.
     The Consultants have relied on certain technical reports prepared by other consultants to the Endako Mines joint venture for technical information. These reports are listed below:
•	URS Corporation (URS) – Endako Mine 2005 Annual Tailing Review Report, March 2006

•	Golder Associates Ltd. (September 13, 2002) Report on A Preliminary Review of Pit Slope Design Parameters for the Proposed Pushback of the South Wall of the Endako Pit Endako Mines Ltd., British Columbia, for Endako Mines Ltd.

•	Golder Associates Ltd., June 30, 2004 site visit letter report.

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4 PROPERTY DESCRIPTION AND LOCATION
LOCATION
     The Endako mine is located 160 km west of Prince George in British Columbia at 54º 02´N and 125º 07´W (Figure 4-1). The Endako property is within the Omenica Mining Division in NTS area 93K3E and is centered at UTM coordinates: Zone 10, 362,020 mE, 5,990,212 mN (NAD83).
LAND TENURE
     The Endako property consists of 374 claims, including 25 mining leases, covering 7,741 ha (Figure 4-2). The individual claims are listed in Appendix 1. Endako states that there are no royalties or encumbrances on title. Endako Mines reports that the property boundaries have been surveyed. Figure 4-3 shows the relationship between the mine and tailings facilities and the property boundaries. Endako Mines also reports that there are no royalties, back-in rights, or other agreements other than joint venture agreement with Sojitz.
PERMITS AND ENVIRONMENTAL
     Permits and environmental issues are discussed in the Other Relevant Data and Information section of this report.
SITE FACILITIES
     The Endako mine consists of three contiguous open pit mines. The Endako pit, the largest of the three pits, is approximately 6,000 ft. (1,800 m) long and 2,000 ft. (600 m) wide. The Denak East pit, approximately 1,800 ft. (550 m) by 1,600 ft. (480 m) in size, is located adjacent to and northwest of the Endako pit. The Denak West pit is located on the northwest side of the Denak East pit and is approximately 1,400 ft. (425 m) by 1,200 ft. (360 m) in size (Figure 4-3). An aerial view of the mine is shown below.

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     The Endako surface facilities are located to the southeast of the Endako pit and consist of shops, offices, warehouse facilities, a concentrator and roaster (Figure 4-3). The Endako concentrator has a reported capacity of 30,000 tonnes per day and the roaster has a reported capacity of 14,000 to 16,000 kilograms of molybdenum per day.

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YUKON TERRITORY
NORTHWEST TERRITORIES
BRITISH COLUMBIA
ALBERTA
Alaska
(UNITED STATES)
Juneau
Liard River
Fort Nelson
Dease Lake
Trutch
Pink Mountain
Fort St. John
Chetwynd
Dawson
ENDAKO MINE
53°54' N, 125°02' W
New Hazelton
Prince Rupert
Terrace
Kitimat
Houston
Vanderhoof
Prince George
Queen Charlotte
Sandspit
Kemano
McBride
Quesnel
Edmonton
N
Ocean Falls
Bella Coola
Williams Lake
Tatla Lake
100 Mile House
Clearwater
Golden
Calgary
Revelstoke
Pacific
Ocean
Cache Creek
Lillooet
Kamloops
Salmon Arm
Vernon
Port McNeill
Powell River
Campbell River
Lytton
Merritt
Kelowna
Sparwood
Squamish
Cranbrook
Vancouver Island
Vancouver
Penticton
Princeton
Nanaimo
Victoria
United States
0 100 200 300 400
Kilometres
Legend:
Capital city
Town, city
Road
Trans Canada Highway
July 2006

Figure 4-1

Blue Pearl Mining Ltd.

Endako Mine

Omineca Mining Division
British Columbia, Canada

General Location Map

0 100 200 300 400 Figure4-1
Kilometres
BluePearlMiningLtd.
Legend: EndakoMine
Capitalcity OminecaMiningDivision
Town,city BritishColumbia,Canada
Road
GeneralLocationMap
TransCanadaHighway
July2006

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Figure 4-2
Blue Pearl Mining Ltd.
Endako Mine
Omineca Mining Division
British Columbia, Canada
Claim Location Map
Kilometres
Ellis Island Ecological Reserve
Francois Lake
GLENANNAN
Copyright © Province of British Columbia
93K.002
93K.013
93K.014
93K.015
93K.016
93K.017
93K.023
93K.024
93K.025
93K.026
93K.027
93K.005
93K.004
93K.007
93F.097
93F.086
93F.087
CHAPEL PARK 28
511803
520457
536395
529232
507250
507269
507249
528742
528738
536396
532225
532229
532234
507182
507188
507164
507245
519675
515427
526121
504648
504640
518858
507616
514671
514669
328562
517607

July 2006

Source: BC Mineral Titles Online

BluePearlMiningLtd.
EndakoMine
OminecaMiningDivision
BritishColumbia,Canada
ClaimLocationMap

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N
TAILINGS POND NO. 1
TAILINGS POND NO. 3
TAILINGS POND NO.2
BENAK WEST PIT
BENAK EAST PIT
ENDAKO PIT
NORTH DUMPS
SOUTH DUMPS
Property boundry
20,000 E
30,000 E
30,000 N
20,000 N
0 1000 2000 3000 4000 5000
Feet
Legend:
Elevation
Tailings
Pit Benches
Low Grade Stockpiles
Waste Rock Dumps

July 2006

Source: Endako Mines, 2006.

Figure 4-3

Blue Pearl Mining Ltd.

Endako Mine

Omineca Mining Division

British Columbia, Canada

Site Plan

Legend:
Elevation
Tailings
PitBenches
LowGradeStockpiles
WasteRockDumps
Figure4-3
BluePearlMiningLtd.
EndakoMine
OminecaMiningDivision
BritishColumbia,Canada
SitePlan

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
ACCESSIBILITY
     The Endako mine is located approximately 15 km southwest of Fraser Lake, British Columbia. Access to the mine site is via commercial air carrier to Prince George, British Columbia, then by car west on a paved highway (Highway 16) for approximately 175 km to Endako village, then south on the Endako mine road for an additional 10 km.
CLIMATE
     The mean annual temperature for the area is mild at 4.0°C. Average temperature in July, the warmest month, is 15.5°C, and average temperature in January, the coldest month, is -9.6°C. Endako mine operates year round.
     According to the 1971 to 2000 precipitation data, average annual precipitation is 600.8 mm. Rain precipitation is highest in June, averaging 72.7 mm of water. Snow precipitation is registered between September and May, but its peak falls in the period between November and March, when its monthly average reaches 55.8 cm of snow per month.
LOCAL RESOURCES
     The local area has a few small mechanical shops and living accommodation for mine employees. Endako maintains an apartment complex in Fraser Lake to house employees who live in other areas of the country. The area is serviced by commercial aircraft through the towns of Smithers and Prince George. Prince George is a major service centre for this area. Rail transport is available at Endako or Fraser Lake. Most employees live in Fraser Lake.

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INFRASTRUCTURE
     At the time of the Consultants site visit, the infrastructure at the Endako mine included the following:
•	An open pit mine;

•	A 30,000 tonnes per day concentrator;

•	A 14,000 to 16,000 kg/day of molybdenum roaster;

•	A refinery (not operating);

•	A tailings pond comprising three cells and polishing ponds and fresh water ponds;

•	A crushing plant; and

•	An administrative building, a warehouse, a dry, an infirmary, a laboratory, a garage and other shops.
     The power supply of the site is provided by an 8.5 km, 69 kV power line, from the town of Endako. The power line is owned by B.C. Hydro. Fresh water for the operations is pumped from François Lake located nearby.
PHYSIOGRAPHY
     The Endako mine lies within the Interior System of the Canadian Cordillera and, more specifically, the Nechako Plateau. The area is characterized by broad, flat valleys, flat-topped hills or low mountains, and overall gently rolling terrain. Elevations range from 670 m at Endako village to 1,070 m at the crest of the Endako Pit. The uplands are well drained, with few marshes and lakes, while valleys are bottomed by narrow lakes such as Fraser Lake and Francois Lake. A distinct east-west grain from glaciation overprints the general northwest-southeast trend of bedrock. Vegetation consists of relatively open pine forests and grasslands (pastures).

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6 HISTORY
     The Endako deposit was discovered in 1927 by local hunters. Minor underground exploration work took place in subsequent years. In 1962, R&P Metals Corporation Ltd. began a diamond drilling program to evaluate the discovery and, based on the exploration results, incorporated a company named Endako Mines Ltd. Canadian Exploration Limited (Canex), a wholly-owned subsidiary of Placer Development Ltd. (later to become Placer Dome Inc.) (Placer) entered into an option agreement with Endako Mines Ltd. in August 1962 and continued exploration on the property.
     In March 1964, Placer decided to place the property into production, based on 190 diamond drill holes totaling 24,380 m, and 828 m of underground development. Production commenced in June 1965 at a capacity of 9,000 tonnes per day (combined concentrator and roaster). In 1967, an expansion of the concentrator and roaster was completed to expand the plant capacity to 16,000 tonnes per day. Later in 1967, an expansion increased mining facilities to about 24,000 tonnes per day. By 1980, improved production methods had increased concentrator capacity to 28,000 tonnes per day.
     Endako Mines Ltd. and Placer amalgamated in 1971. In 1982, the mine and concentrator were closed due to low metal prices. During the shutdown, the roaster continued to operate, processing molybdenum concentrates from other operations on a toll basis. The mine and mill were reopened in 1986 and, by 1989 production reached the 1980 level of 28,000 tonnes per day.
     In June 1997, Thompson Creek and Nissho purchased the operation from Placer. A joint venture, Endako Mines, was formed owned by Thompson Creek Metals Company (75%) through its subsidiaries, Thompson Creek Mining Co. and Thompson Creek Mining Ltd., and Nissho (25%). In 2004, Nissho changed names to Sojitz Moly Resources Inc. (Sojitz). The joint venture is thus now owned by Thompson Creek and Sojitz. Figure 6-1 shows the various companies involved within the Thompson Creek organization and their respective holdings.

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     Discussion of the estimates of mineral resources and mineral reserves is included in the Mineral Resources and Mineral Reserves section of this report.
     Production from October 2000 to September 2005 is shown in Table 6-1.
TABLE 6-1 ENDAKO MINE HISTORICAL PRODUCTION
Blue Pearl Mining Ltd. — Endako Mine

	2000/01	2001/02	2002/03	2003/04	2004/05	Total

Mine production
Mine Production (000’s tonnes)	7,791	9,486	9,622	8,608	7,453	42,961
Waste (000’s tonnes)	3,309	2,498	5,313	5,850	9,636	26,606

Total Mined	11,100	11,984	14,935	14,459	17,089	69,567
Stockpile (000’s tonnes)	1,717	269	136	1,167	3,801	7,089

Total (000’s tonnes)	12,817	12,253	15,071	15,625	20,890	76,656
Strip ratio	0.42	0.26	0.55	0.68	1.29

Mill Production
Tonnes (000’s)	9,386	9,641	9,706	9,350	9,604	47,687
Grade (% MoS2)	0.128	0.122	0.111	0.112	0.099	0.114
Recovery (%)	78.16	75.71	80.04	79.20	77.20	78.06

Ultrapure (000’s lbs Mo)	439	434	782	282	—	1,937
Oxide (000’s lbs Mo)	11,611	11,607	11,831	10,849	9,956	55,854
Total (000’s lbs Mo)	12,050	12,041	12,613	11,131	9,956	57,792

Notes:	Year end is September 30.

Columns and rows may not add due to rounding.

All Data from Endako Mines Reports.

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THOMPSON CREEK METALS COMPANY
(a Colorado Corporation)
Thompson Creek Mining Co.
(A Colorado Corporation)
Langeloth Metallurgical Company LLC
(a Colorado Limited Liability Company)
Langeloth Plant
Cyprus Thompson Creek
Mining Company
(a Nevada Corporation)
Thompson Creek Mine
Thompson Creek Mining Ltd.
(a Yukon Corporation)
Endako Mine
Long Creek Mining Company
(a Nevada Corporation)
No assets

Figure 6-1

Blue Pearl Mining Ltd.

Endako Mine

Omineca Mining Division
British Columba, Canada

Thompson Creek
Group of Companies

July 2006

THOMPSONCREEKMETALSCOMPANY (aColoradoCorporation)
ThompsonCreekMiningCo. LangelothMetallurgicalCompanyLLC (AColoradoCorporation) (aColoradoLimitedLiabilityCompany)
LangelothPlant
CyprusThompsonCreek ThompsonCreekMiningLtd. LongCreekMiningCompany MiningCompany (aYukonCorporation) (aNevadaCorporation)
(aNevadaCorporation) EndakoMine Noassets
ThompsonCreekMine
Figure6-1
BluePearlMiningLtd.
EndakoMine
OminecaMiningDivision
BritishColumba,Canada
ThompsonCreek
GroupofCompanies
July2006

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7 GEOLOGICAL SETTING
REGIONAL GEOLOGY
     The Endako deposit is hosted in the Endako Quartz Monzonite intrusive, a phase of the Middle to Late Jurassic Francois Lake Intrusions that form a large composite batholith. The batholith was emplaced along the northwest-southeast trending boundary of the Cache Creek and Stikine terranes of the Intermontane Tectonic Belt. The Cache Creek terrane to the northeast is underlain by Permian age sedimentary and volcanic rocks, which have been tightly folded and regionally metamorphosed. The Stikine terrane to the southwest comprises Upper Triassic and Lower Jurassic Takla Group volcanic rocks.
LOCAL GEOLOGY
     The Endako batholith is elongated northwest-southeast and stretches from Burns Lake southeast to the Nechako River (Figure 7-1). The batholith is divided into three distinct magmatic suites, emplaced from 220 Ma to 145 Ma, with several noted periods of quiescence. The oldest, the Stem Creek Suite, recently dated at 219.3 Ma, consists of foliated gabbros and diorites within the northern and eastern part of the batholith. The Stag Lake Suite consists of mafic to intermediate plutons ranging in age from 180 Ma to 161 Ma and forms the western, northeastern and eastern margins of the Endako batholith. The Francois Lake Suite is divided into the older Glenannan subsuite (157 Ma to 155 Ma) and the Endako subsuite (149 Ma to 145 Ma), and consists of mainly felsic plutons. The Endako molybdenite deposit is hosted in the Endako phase quartz monzonite and is genetically associated with the terminal stages of magmatic activity, represented by intrusion of the Casey monzogranite, dated at 145 Ma.
     The Endako pluton is cut by dikes that pre-date and post date mineralization at the mine. The Early dikes strike to the northeast with vertical to steep westerly dips. They have sharp contacts with little evidence of any deformation during intrusion. Post mineral basaltic dikes are marked by extensive gouge and brecciation and are associated

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with major structures that likely pre-date deposition of quartz-molybdenite veining at the mine.

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Figure 7-1

Blue Pearl Mining Ltd.
Endako Mine
Omineca Mining Division
British Columbia, Canada
Regional & Local Geology
Local Geology
Highway 16
Endako River
ENDAKO VILLAGE
South Boundary Fault
Tv
Francois Lake
54°
125°
LEGEND
Young Volcanic Rocks
Tertiary Endako Group
Upper Cretaceous - Lower Tertiary Ootsa Lake Group
Upper Jurassic Topley Intrusions
Casey Alaskite
Francois Granite
Glenannan Granite
Endako Quartz Monzonite
Wheeler Quartz Monzonite
Lower Mesozoic Volcanic Rocks
Takla Group
Dike Rocks
Trelated Pre-one Dikes
Unrelated Dikes
Symbols
Fault
Lithologic Contact
Open Pit Outline
Scale
0 1 2 3 Miles
0 1 2 4 Kilometres
Babine Lake
Burns Lake
Decker Lake
Tchesinkut Lake
HIGHWAY 16
Fraser Lake
Fort Fraser
Endako Mine
Nithi Mtn.
Francois Lake
Nechako River
Tchultz Lake
Regional Geology
LEGEND
TERTIARY
Eocene to Miocene Volcanics
UPPER JURASSIC
Francois Lake Intrusions
Late Stage epizonal granite
Middle Stage quartz monzonite and granite
Early Stage quartz diorite, diorite and gabbro
UPPER TRIASSIC
Takla Group volcanic rocks
PERMIAN
Cache Creek Group
biotite-hornblende-plagioclase schist
greenschist, phyllite, ribbon chert
fault
Scale
0 2 4 6 8 10 Miles
0 5 10 15 Kilometres
July 2006
Source: G.D. Bysouth & G.Y. Wong, CIM Special Vol. 46

Figure7-1
BluePearlMiningLtd.
EndakoMine OminecaMiningDivision BritishColumbia,Canada Regional&LocalGeology
LocalGeology
LEGEND
YoungVolcanicRocks DikeRocks
TertiaryEndakoGroup TrelatedPre-oneDikes UpperCretaceous-LowerTertiary
UnrelatedDikes
OotsaLakeGroup UpperJurassicTopleyIntrusions Symbols
CaseyAlaskite Fault
FrancoisGranite LithologicContact
GlenannanGranite OpenPitOutline EndakoQuartzMonzonite WheelerQuartzMonzonite LowerMesozoicVolcanicRocks
TaklaGroup
RegionalGeology
July2006 Source:G.D.Bysouth&G.Y.Wong,CIMSpecialVol.46

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PROPERTY GEOLOGY
     The Endako Quartz Monzonite is bounded by the younger Casey Alaskite (monzogranite) on the north and the Francois Granite on the south. In the mine area, Endako Quartz Monzonite has been intruded by pre-ore aplite, andesite, quartz-feldspar porphyry, and porphyritic granite dykes and post-ore basaltic dykes.
     The Endako Quartz Monzonite is pink to orange-pink in colour, equigranular to weakly porphyritic, with grain size typically 3 mm to 4 mm and Kspar crystals ranging up to 7 mm. The composition is typically 30% quartz, 35% Kspar, 30% plagioclase, and 5% to 10% variably chloritized biotite. In the ore zone, variable kaolinization imparts colour ranging from pale greenish to creamy white.
     The Casey Alaskite, or monzogranite, has been intersected by two northernmost drill holes. It occurs as wide dykes in Endako Quartz Monzonite. The Casey unit is equigranular to weakly porphyritic with crystal grains of 1 mm to 3 mm. Composition is typically 40% quartz, 45% pale pink Kspar, 5%-10% plagioclase, 2%-5% chloritized biotite, and 1% pyrite and hematite. Significant molybdenite mineralization was noted in one drill hole cutting the Casey monzogranite where proximal to the Endako quartz monzonite contact.
     One drill hole cut a purplish porphyritic intrusive phase, consisting of 20% white, saussauritized plagioclase phenocrysts, 10% quartz and Kspar phenocrysts in a quartz-rich groundmass containing 1% to 5% biotite, 1% pyrite and minor molybdenite mineralization. This quartz feldspar porphyry is likely related to the Casey Alaskite.
     Aplite dikes are typically pink and fine to medium-grained quartz-Kspar-rich. They vary from 1 cm to 40 cm thick and show sharp, non-chilled contacts with host rocks. In the ore zone, aplite dikes are often mineralized with thin stockwork veinlets of quartz-molybdenite. In the Water Tank area east of the Endako pit, aplite commonly hosts quartz-pyrite stringers.

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     Basaltic to andesitic post-ore dikes in the Endako pit are dark greenish grey, fine-grained and locally porphyritic and are often intruded into subvertical major fault systems and shear zones. Significant basalt dykes up to 15 ft. (4.5m) thick mapped in the waste dump area south of the Endako pit are also common in the Water Tank area. The dikes are sheared along contacts and have minor clay alteration.
     The Endako molybdenite deposit trends west-northwest for approximately 11,025 ft. (3,360 m) with an apparent width of 1,215 ft. (370 m) and occurs in four distinct structural zones: Endako East, Endako West (Endako pit); Denak East (Denak East pit) and Denak West (Denak West pit). The Endako and Denak East mineralized zones dip moderately to shallowly south and reach a depth of approximately 1,215 ft. (370 m). At the Denak West zone, structures turn abruptly, with dips moderately to shallowly west (Bysouth and Wong, 1995). These zones are separated by steeply dipping, northeast-trending structures including:
•	an eastern pre-ore dike swarm (between Endako East and West),

•	the West Basalt fault at the west end of the Endako pit, and

•	the Denak West Fault between the Denak East and Denak West pits.
     In addition to the above faults, the South Boundary fault to the south of the pits, the Casey fault to the northeast, and the north-trending Tailings Creek fault, also to the northeast, are included in the five major fault trends identified at the mine (Figures 17-2 and 17-3).
     Structural components at Endako are consistent with doming and extensional tectonics. Steeply dipping to vertical pre-ore dike swarms strike northeasterly. Large mineralized veins occur as simple parallel and en echelon sets, or as fillings in a complex of conjugate shears and tensional breaks. Structural controls on mineralization are southwesterly dipping quartz vein systems which are oriented 110°/45°S to 50°S in the Endako zones, 110° to 130° /50°S at Denak East, and 170° /35°W to 45°W at Denak West. Secondary controls are northeasterly striking vein systems that dip 25° to 35° northwesterly at Endako East and southeasterly at Denak East. The Endako and Denak

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East vein systems are oblique and subparallel respectively to the South Basalt fault located at the south side of the systems. The South Vein parallels the South Basalt fault in the Endako East and Endako West zones. The mineralized veins appear to be filling brittle fracture sets related to this fault. In addition, the intensely kaolinized and brecciated “vein system 4” trends northeast perpendicular to the South Basalt fault and through the Endako East zone where it appears be the control for other vein systems that branch off it. South of the South Basalt fault is the pyrite alteration zone that forms the hanging wall of the deposit.
     The east-west trending South Boundary fault terminates the Endako mineralization to the east-southeast. This fault appears to be a major controlling structure for both subsidiary structures and later hydrothermal activity (Bysouth and Wong, 1995).
     In the Endako pit, a prominent northeast fault intersects other faults and has caused wedge failures on the north and south pit walls.
     Hydrothermal alteration of Endako Quartz Monzonite host rocks is evident as:
•	Weak to intense kaolinization that is pervasive throughout the Endako orebody,

•	Quartz-sericite-pyrite enveloping quartz-molybdenite veins and quartz-magnetite veinlets in the orebody, and occurring around quartz-pyrite veins in the hanging wall pyrite zone, and

•	Kspar, i.e., potassic alteration, which is locally developed around quartz-molybdenite veins as well as quartz veins in the footwall of the deposit.
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LEGEND
Vein System Central Axis
0.07$_2$ MoS Grade Contour
Known
Projected
Northern Boundary at Pyrite Zone
Major Fault
Pre-ore Dikes
Scale
0 400 800 1000 Feet
0 100 200 300 400 Metres
N
Denak West
Denak East
Denak West Fault
West Basalt Fault
Pyrite Zone
32000N
32000N
26000E
26000E
Endako West
Endako East
Section 6700
Section 7700
Section 9800
South Vein System
South Basalt Fault
Pyrite Zone
Vein System
South Boundary Fault
South Basalt Fault
Vein System

Figure 7-2

Blue Pearl Mining Ltd.

Endako Mine

Omineca mining Division,
British Columbia, Canada

Source: G.D. Bysouth & G.Y. Wong, CIM Special Vol. 46

July 2006

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SECTION 6700
DENAK EAST
32254 N
2970' Elevation
2970' Elevation
SECTION 7700
DENAK EAST
32132 N
2970' Elevation
2970' Elevation
West Basalt Fault
SECTION 9800
ENDAKO WEST
29919 N
2970' Elevation
2970' Elevation
South Vein System (and South Basalt Fault)
LEGEND
Vein System Central Axis
0.07% MoS_2 Grade Contour
0.10% MoS_2 Grade Contour
1993 Open Pit Outline
Fault
Scale
0 100 250 Feet
0 50 100 Metres

Figure 7-3

Blue Pearl Mining Ltd.

Endako Mine

British Columbia, Canada

Geological Cross Sections Showing the Linking Pattern of Controlling Veins Systems

July 2006 ***Source: G.D. Bysouth & G.Y. Wong, CIM Special Vol. 46***

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8 DEPOSIT TYPE
     The Endako deposit is of a class of mineral deposits known as porphyry molybdenum type. Other deposits in this class include Quartz Hill, Alaska; White Cloud, Idaho; and Thompson Creek, Idaho. Porphyry molybdenum deposits are characterized by granodiorite to quartz monzonite intrusive host rocks, potassic alteration assemblages, mineralization in the form of molybdenite-quartz vein stockworks, and low copper values (Guilbert and Park, 1986).
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9 MINERALIZATION
     Mineralization consists of quartz veins, stockworks, veinlets, and fractures bearing molybdenite, pyrite, magnetite, minor chalcopyrite, and rare bornite, bismuthite, galena, wulfenite, scheelite, and specularite. Quartz veins mineralized by molybdenite occur milky white to banded or ribboned and are often brecciated and healed by quartz and late stage calcite and minor chalcedony. Molybdenite varies in grain size from very coarse and greasy to microscopic grains in quartz, referred to as “black quartz ore”. Disseminated molybdenite mineralization occurs as broad halos around and between the veins in the Endako pit but is lacking in the Denak pits where discrete mineralized veins and narrow low grade envelopes are separated by waste (Figure 7-3). Individual quartz-molybdenite veins have limited extent; however, the vein systems in which they occur can be traced throughout the deposit (Bysouth and Wong, 1995).
     The pyrite zone lies to the south of and adjacent to the orebody and has a transitional boundary in the immediate hanging wall of the South Basalt fault.
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10 EXPLORATION
     Placer Dome drilled 99 holes from 1989 to 1994. The Endako Mines joint venture has carried out the following exploration since mine acquisition in 1997:
•	1997: an IP survey and modest diamond drilling program were carried out.

•	2001: five holes for 2,535 ft. (772.7 m) drilled; three in the Water Tank area east of the mine and two in the southeast dump area. An intercept of 0.132% MoS2 over 10 ft. (3.05 m) in the Water Tank area was recommended for follow up.

•	2002: 14 holes for 5,166 ft. (1,574.6 m) drilled; seven in the south wall of the Endako pit to test below the pit bottom and improve prospects for a pushback. All core was sent for metallurgical tests. 12,200 ft. (3,719 m) of pole-dipole IP (N=l to 4) was done on three lines spaced at 200 ft. (60 m). Lines located 3,000 ft. (915 m) east of the Endako pit.

•	2004: IP chargeability anomaly tested by three holes, 1,581 ft. (482 m) drilled; anomalous but subeconomic MoS2 was found in two holes. Three holes were drilled in the Denak East pit north wall to fill in gap in the existing drilling. Grades were near economic.

•	2006: 16,870 ft. (512 m) in 35 NQ surface holes were diamond drilled in January and February 2006. The purpose was to find additional molybdenite resources on the mine property. Eight holes were collared just west of the north end of the Denak West pit and inclined -60° to -75° to the north. Five holes were drilled north and east of the Denak West pit and seven holes that intersected generally low grade molybdenite were drilled east of the Endako East pit. A fence of six holes was completed in the Casey Lake area approximately one mile (1.75 km) east of the Endako East pit. Based on the results findings, a 30 hole, 15,000 ft. diamond drilling program was recommended for 2007 to better define and locate the mineralization near Casey Lake and west of the Denak West pit.
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11 DRILLING
     The mineral resource and reserve estimates are based on NQ diamond drilling carried out in the 1970s. Drilling was done from surface with later fill-in, generally to the ultimate pit floor, done from within the pits. Hole collars are generally on 200 ft. (60 m) sections, and at 200 ft. (60m) to 100 ft. (30 m) on section. A 200 ft. by 200 ft. drilling pattern, i.e., 60 m x 60 m, is not uncommon for porphyry deposits with structural controls (e.g., Gibraltar). Within the Endako and Denak East pits, most holes are vertical, with some inclined to the north (007° azimuth). In the Denak West pit, drilling is mostly inclined to the east, with some inclined to the north and some vertical. Collars were surveyed in the mine grid; vertical holes do not appear to have been surveyed down-hole, inclined holes have dip tests only but not all were surveyed. The drilling and analytical data are in digital format. Figure 11-1 shows diamond drill hole locations.
     The Consultants received the drill hole database in ASCII digital format from Endako Mines and, after clean-up, imported the files to Gemcom Software International (Gemcom) mining software GEMS 5.5. Statistics for the database are shown below in Tables 11-1, 11-2, and 11-3.
TABLE 11-1 DRILL HOLE DATABASE STATISTICS
Blue Pearl Mining Ltd. — Endako Mine

Number of Holes	855
Total Length	410,150 ft. (125,000 m)
Minimum Length	16 ft. (5 m)
Maximum Length	1,505 ft. (460 m)
Average Length	480 ft. (145 m)
Strike Length Drilled	11,798 ft. (3,600 m)
TABLE 11-2 DRILL HOLE STATISTICS
Blue Pearl Mining Ltd. — Endako Mine

	Number	Minimum		Maximum

Surveyed Holes	21	—		—
Unsurveyed Holes	834	—		—
Vertical Holes	517	—		—
Inclined Holes	210	-9	°	-85	°
Flat Holes	38	—		—
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TABLE 11-3 DRILL HOLE ASSAY STATISTICS
Blue Pearl Mining Ltd. — Endako Mine

Count	35,239
Total Length	358,324.5 ft. (100,000 m)
Minimum length	1.0 ft. (.3 m)
Maximum Length	24.0 ft. (7.3 m)
Average Length	10.2 ft. (3.1 m)
Length Std. Dev.	1.6734
Coefficient of Variation	0.164
Minimum MoS2 Assay	0%
Maximum MoS2 Assay	8.00%
Average MoS2 Assay	0.0851%
MoS2 Assay Std. Dev.	0.1457
Coefficient of Variation	1.712

Note: Samples with length <25 ft.
     The Consultants note that in the central areas of the pits, the ultimate pit floor generally coincides with the depth of drilling. Few wide spaced holes test below the higher grade portions of the zones (>0.07% MoS2) that appear to have reasonably well defined footwall contacts in terms of grade. The lower grade material (>0.01% MoS2) in the footwall may make incremental ore with current high prices for MoO3, however, there is only limited sampling to support the grade estimation in the footwall.
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Denak West Pit
39400 N
Denak East Pit (not shown)
Endako Pit
24 E
36000 N
34000 N
32000 N
30000 N
28000 N
-1000
0
1000
2000
3000
4000
18000 E
20000 E
22000 E
24000 E
26000 E
28000 E
30000 E
32000 E
34000 E

SCOTT WILSON RPA
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 11-1
Blue Pearl Mining Ltd.
Endako Mine
Drill Hole Location Plan

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12 SAMPLING METHOD AND APPROACH
EXPLORATION AND DELINEATION DRILLING
     In the opinion of the Consultants, core logging procedures were industry standard and included the recording of geological data, geotechnical data (RQD, fracture densities) and core recovery (generally 90% or better). Specific gravity (SG) tests were performed and were in the order of 2.58 to 2.65 in mineralized Endako Quartz Monzonite.
     Core was sampled at 10 ft. (3.05 m) intervals and analyses were performed routinely for molydenite (MoS2). Sludge samples were collected and analyzed as well, although apparently not for all holes and not necessarily for the entire hole. Sludge sample grades are generally higher than core sample grades, based on the limited data reviewed by the Consultants. Core and sludge sample results were averaged (weighted by recovery) in the drill logs, but only core sample analyses appear to have been used for resource estimation.
MINE PRODUCTION SAMPLING
     Blast hole sampling is used for delineating ore and waste and establishing dig patterns on the pit benches. Blast hole sampling is the basis for reconciliation of mine production with concentrator production and the resource/reserve block model. Endako Mines provided the Consultants with a digital database in ASCII format that has 149,666 blastholes in the Endako pit and 38,581 blastholes for the Denak West pit and the upper Endako pit. Blast holes are surveyed by Total Station/GPS.
     Blast holes of 12.5 in. (318 mm) diameter are rotary drilled on a 30 ft. by 30 ft. (9.1 m by 9.1 m) pattern, with cuttings tube-sampled at the hole collar by the driller. Ore and waste contacts are defined on the bench by simple contouring of the blast hole grades. Internal dilution is included, where necessary, for practical excavation, and the outline is adjusted for shovel dig direction.
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     Procedures documentation is in place and checks are carried out to assure that blast hole sampling follows procedures. The top 2 in. of the chip pile representing bench subgrade is removed prior to dividing the pile into quadrants and tube sampling each. The four samples are composited (5 kg to 10 kg, or 11 lbs to 22 lbs) by placing the samples in a large plastic bag with a tag and submitted to the mine laboratory for analysis. The Consultants note that tube sampling can be problematic for nuggety/particulate minerals. Staff informed the Consultants that outside consultants had examined results and concluded that tube sampling was effective at Endako. The Consultants suspect that for discrete narrow veins, such as at the Denak pits, tube sampling may be less effective than for Endako pit vein and disseminated ores.
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13 SAMPLE PREPARATION, ANALYSES AND SECURITY
SAMPLE PREPARATION
     In the mine laboratory bucking room, a blasthole sample is poured into a large pan, its tag removed, and the sample reduced by riffle splitting to 700 g to 1,000 g. The tag is placed with the sample in a small sample pan and placed in the low grade drying oven for approximately two hours. Wet samples that will not pass through the splitter are handled by splitting the sample bag, retrieving the tag, and taking several cuts for a representative sample. Or, these samples are dumped into a large pan, the tag retrieved and several cuts taken to achieve a representative sample. Very wet samples are dried in large square pans and disaggregated in the jaw crusher before being riffled.
     Drill core is crushed in the jaw crusher, riffle split to 700 g to 1,000 g, and placed in a small pan and oven-dried, if necessary.
     After drying, the samples in the pans are removed from the oven and placed on the cooling counter in the low grade bucking room.
     Small sample bags are numbered with the corresponding number on the sample tag. The tag is slipped into the bag and the bag is placed with the sample.
     The samples are cone crushed and riffled again through a smaller riffle to 75 g to 100 g. The samples are pulverized for two and a half minutes using low grade sample bowls. The sample bowls, rings, and pucks are brushed clean after each sample and are cleaned with dry sand after each sample run.
     After being pulverized, the samples are placed in numerical order on a sample tray and delivered to the laboratory for analysis.
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ANALYSIS
     Two grams of the sample pulp are placed in a 250 ml beaker. 20 ml of potassium chlorate solution is added, the beaker covered, and the mix digested at high heat until orange fumes have dissipated. The beaker is then removed from the hot-plate, the covers and insides of the beaker are washed. The beaker is set beside a two-switch plate until dried. It is then removed, and the sides of the beaker are washed with water, 20 ml of HCL is added and the vessel placed on a three-switch plate to boil for three minutes to five minutes.
     The solution is then filtered through #2 fast fold Whatman papers into 200 ml phosphoric flasks containing 25 ml of AlCl3 in solution and washed three times with hot distilled water. The solution is bulked to neck and brought to room temperature. Water is added, the flask is shaken well and the solution analyzed by atomic absorption spectrophotometry (AAS).
     The analytical results are recorded digitally and the report is sent to mine engineering by e-mail.
QUALITY ASSURANCE/QUALITY CONTROL
     The mine laboratory, operated by Endako employees, uses reference standards prepared from certified standards supported by certificates according to ISO 9002 protocol. The Endako mine laboratory is not an ISO/IEC Guide 43-1 or ISO/IEC Guide 25 accredited mineral laboratory. Sample pulps are periodically sent to outside mineral laboratories for round-robin testing. The Consultants have not reviewed the outside check assay data.
     The method of sample preparation and analysis are industry standard, in the Consultants opinion.
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14 DATA VERIFICATION
     The Consultants compared drill log entries with data compiled on hardcopy cross sections and plans for a limited number of drill holes while on site.
     ASCII files provided by Endako were processed to eliminate duplication of holes and survey records in the database provided. Duplication likely originated when combining the separate files for Denak and Endako areas. GEMS 5.5 data routines were used to identify and correct overlapping, out of sequence, duplicated, and missing intervals. None of these problems were found in the database.
     The Consultants were unable to obtain documentation describing quality assurance and quality control measures taken in the past to verify and quantify the quality of sampling and analysis. However, the Consultants did certain grade reconciliations between the reserves estimate and the blasthole samples and concluded that the “reconciliation is generally reasonable on an annual basis” — see Mineral Resources and Mineral Reserves Estimates section of this report.
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15 ADJACENT PROPERTIES
     There are mineral claims staked in the vicinity of the mine but none adjacent to the mine as shown on the British Columbia government claim maps available online. These claims are owned by numerous individuals and major companies. None of theses claims are being actively mined. Currently, exploration projects are being carried out by Leeward Capital Corp. at a site approximately 15 km to the southeast and by private interests at sites to the south and west.
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16 MINERAL PROCESSING AND METALLURGICAL TESTING
     The mining and processing operations have been in existence since 1965. This section is not applicable.
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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
MINERAL RESOURCES
     The original resource estimate was prepared by 3D computer block modeling in MedSystem (now MineSight by Mintec) software and was based on diamond drilling by Placer and a molybdenum price of US$3.50/lb. The modeling was originated by Placer and the mine operates on the 1997 version of the Placer model by subtracting blocks that have been mined from the model. The resource database also contains results of blasthole sampling. The Consultants obtained the block models for the Endako and Denak West pits. The Denak West model contains all blocks. The Endako model, however, only contains unmined blocks, mined blocks having been removed from the model. The Endako model extends to the 2,156 ft. elevation (1,344 ft., or 410 m, depth with respect to the pit crest), whereas the Denak West model extends to the 2,294 ft. elevation (904 ft., or 275 m, depth with respect to the pit crest).
     Resource blocks in the model are 50 ft. by 50 ft. by 44 ft. (15.2 m by 15.2 m by 13.4 m) for the Endako pit and 50 ft. by 50 ft. by 33 ft. (15.2 m by 15.2 m by 10.0 m) for the Denak pit. These correspond to the bench height in each pit. Block dimension is 25% of drill hole spacing, which generally provides for a reasonable grade estimate and block grade resolution.
     Geologic interpretation was carried out by Placer, and some 15 domains (wireframes) were constructed and used to constrain grade interpolation. No additional details on interpretation and wireframing were available for the Consultants to review. For the purpose of grade estimation, molybdenite analyses were composited downhole to bench height (44 ft., or 13.4 m, for the Endako pit and 33 ft., or 10.0 m, for the Denak pits) within the domains. The Consultants have not reviewed the drill hole composites. Grade interpolation of resource blocks was carried out for each domain by inverse distance
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squared (ID2). Figures 17-1 and 17-2 show block model cross sections in the Endako and Denak West pits.
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3500 Elev
3000 Elev
2500 Elev
2000 Elev
1000
1500
2000
2500
3000
-100
0
100
200
300
400
MOS2 %
0.0700 - 0.1000
0.1000 - 0.2000
0.2000 - 0.5000
0.5000 - 1.0000
1.0000 - 2.7000
2.7000 - 100.0000

SCOTT WILSON RPA
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 17-1
Blue Pearl Mining Ltd.
Endako Mine
Block Model Cross Section Endako Pit
Section 24E

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3500 Elev
3000 Elev
2500 Elev
2000 Elev
21000 E
21500 E
22000 E
22500 E
23000 E
-100
0
100
200
300
400
MOS2 %
0.0700 - 0.1000
0.1000 - 0.2000
0.2000 - 0.5000
0.5000 - 1.0000
1.0000 - 2.7000
2.7000 - 100.0000

SCOTT WILSON RPA
GEOLOGICAL AND MINING CONSULTANTS
55 University Avenue, Suite 501
Toronto, Ontario M5J 2H7

Figure 17-2
Blue Pearl Mining Ltd.
Endako Mine
Block Model Cross Section Denak West Pit
Section 34900N

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     The Endako Mines states resources under measured and indicated classifications. The Consultants were unable to obtain a breakdown of the resources in each class and received insufficient information in the block model database to permit an independent audit of the classification. Consequently, the Consultants have reclassified all of the Endako in-pit resources as indicated. The Endako mine indicated resources are presented in Table 17-1.
TABLE 17-1 INDICATED RESOURCES
Blue Pearl Mining Ltd. — Endako Mine

	Tonnes		Contained		Recoverable
	(000’s)	Grade Mo	Mo (M lbs)	Recovery	Mo (M lbs)

Endako Pit	29,124	0.071%	45.63	76.7%	35.0
Denak West Pit	22,662	0.070%	34.74	77.0%	26.7

Total	51,786	0.070%	80.37	76.8%	61.7

Notes:
1.	CIM definitions were followed for mineral resources.

2.	Mineral resources are estimated at a cut-off grade of 0.07% MoS2 (0.04% Mo).

3.	Bulk density is 2.56 t/m3.

4.	Stripping ratio is approximately 1:1.
CUT-OFF GRADE DISCUSSION
     Cut-off grade for the resource model is based on US$3.50/lb Mo. The current cut-off grade for mill feed is 0.07% MoS2. Mine staff has evaluated a 0.05% MoS2 cut-off accounting for haulage costs with respect to in-pit location of material.
     Assuming the current mine plan operating costs of approximately C$7.56/tonne, a recovery of 79%, and an exchange rate of C$1.11 per US$, the cut-off head grades at varied Mo prices are as follows (Table 17-2):
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TABLE 17-2 CUT-OFF HEAD GRADE AT VARYING MOLYBDENUM PRICES
Blue Pearl Mining Ltd. — Endako Mine

Price US$/lb MoO3	Cut-Off Grade (MoS2)

$3.50	0.067%
$5.00	0.047%
$10.00	0.023%
$15.00	0.016%
$20.00	0.012%
$25.00	0.009%
$30.00	0.008%
     The cut-off grade for the current price of US$25/lb Mo is ±0.01% MoS2, which is considerably less than the current cut-off and that used for the resource modeling. A discard cut-off grade would be less than 0.01% MoS2. In the Consultants’ opinion, resources and reserves, as well as pit design and optimization, should be re-evaluated. Endako Mines has informed the Consultants that it has retained outside consultants to update the resource model and re-optimize the pit design.
RESOURCE CLASSIFICATION
     The Winters Company, in late 1997, examined grade continuity by variography and recommended measured resource classification on the basis of 75% of variographic ranges between block centroid and nearest composite. Ranges varied from 240 ft. (73 m) to 400 ft. (120 m), depending on domain. The mine has subsequently stated its in-pit resources into measured and indicated classes on this basis.
MODEL VALIDATION
     Resource modeling and grade estimate validation has apparently been done by mine staff using kriging interpolation; however, no documentation was made available for the Consultants to review.
     While on site, the Consultants examined mine-prepared hard copy drill hole cross sections displaying grades for drill hole composites and resource blocks with the block grades contoured. Individual core sample grades were annotated for some holes. There
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is reasonable correlation between composite and block grades, suggesting the grade interpolation is reasonable, in the Consultants’ opinion.
     The Consultants examined the same data on screen, with inclusion of blasthole assays, to confirm the model is reasonable. The diamond drilling in the Endako pit shows that most assays exceeding the 0.07% MoS2 cut-off grade (0.04% Mo) are commensurate with broader mineralization. The Denak West drilling shows narrower zones of material that exceeds this cut-off. The latter model appears to be more (over)smoothed with respect to the blast hole grade distributions.
     The Consultants compared the grades for resource blocks, blastholes, and diamond drill holes for selected lower bench areas in the Endako pit and for areas of good mineralization and available blast holes in the Denak West pit (Figure 17-3, Table 17-3). In general, the blast hole grades agree reasonably well with assays from nearby diamond drilling, with the blocks having somewhat lower grade and generally lower coefficients of variation due to the volume variance effect.
     The mine carries out bench-by-bench, quarter-by-quarter, and annual production reconciliation with the resource/reserve model for validation, as discussed below.
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35000
34900
34800
34700
34600
34500
34400
34300
21800
21900
22000
22100
22200
22300
22400
22500
22600
22700
22800

Denak West Benches 3003 and 3036

29800
29700
29600
29500
29400
29300
29200
28500
28600
28700
28800
28900
29000
29100
29200
29300

Endako Pit Benches 2442 and 2486

Figure 17-3

Blue Pearl Mining Ltd.

Endako Mine

Omineca Mining Division, British Columbia, Canada

Legend:

- *Blocks*
- *Blasthole*
- *Diamond Drill Hole Assays*

July 2006

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TABLE 17-3 COMPARISON OF AVERAGE GRADES OF BLOCKS, BLAST
HOLES AND DRILL HOLE ASSAYS FOR SELECTED BENCH AREAS
Blue Pearl Mining Ltd. — Endako Mine
Endako Pit 2442 and 2486

	Blocks	Ore Blocks	Blastholes	Dh Assays

Count	168	20	559	214
Minimum	0.00	0.05	0.01	0.02
25th Percentile	0.00	0.06	0.07	0.05
Median	0.00	0.07	0.10	0.08
75th Percentile	0.00	0.08	0.13	0.12
Maximum	0.09	0.09	0.33	0.77
Range	0.09	0.04	0.32	0.75
Average	0.008	0.070	0.102	0.103
Variance	0.0005	0.0001	0.00	0.01
Standard Deviation	0.02	0.01	0.05	0.09
Coefficient of Variation	2.76	0.17	0.49	0.91
90th Percentile	0.06	0.09	0.17	0.18
95th Percentile	0.07	0.09	0.20	0.28
97th Percentile	0.08	0.09	0.21	0.34
98th Percentile	0.08	0.09	0.24	0.35
99th Percentile	0.09	0.09	0.27	0.46
Denak West benches 3003 and 3036

	Blocks	Blastholes	Dh Assays

Count	170	1,304	130
Minimum	0.00	0.01	0.01
25th Percentile	0.04	0.02	0.02
Median	0.07	0.04	0.03
75th Percentile	0.11	0.09	0.07
Maximum	0.33	1.96	2.68
Range	0.33	1.95	2.67
Average	0.083	0.087	0.110
Variance	0.00	0.02	0.12
Standard Deviation	0.05	0.14	0.34
Coefficient of Variation	0.65	1.59	3.13
90th Percentile	0.15	0.19	0.17
95th Percentile	0.19	0.30	0.29
97th Percentile	0.21	0.38	0.71
98th Percentile	0.21	0.49	1.23
99th Percentile	0.24	0.67	2.02
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MINERAL RESERVES
     The Endako Mines states reserves as proven and probable after conversion form resources. The Consultants reclassified all in-pit resources to indicated and, therefore, are reclassifying the related reserves as probable. The Endako mine 2005 Fiscal year end proven and probable reserves at September 30, 2005 are:
TABLE 17-4 PROVEN AND PROBABLE MINERAL RESERVES
Blue Pearl Mining Ltd. — Endako Mine

	Tonnes		Contained		Recoverable
	(000’s)	Grade Mo	Mo (M lbs)	Recovery	Mo (M lbs)

Probable
Endako Pit	29,124	0.071%	45.63	76.7%	35.0
Denak West Pit	22,662	0.070%	34.74	77.0%	26.7

Total	51,786	0.070%	80.37	76.8%	61.7

Proven
Stockpiles	22,204	0.046%	22.68	75.0%	17.0

Reserves Total	73,990	0.063%	103.04	76.4%	78.8

Notes:
1.	CIM definitions were followed for mineral reserves.

2.	Mineral reserves are estimated at a cut-off grade of 0.07% MoS2 (0.04% Mo).

3.	Mineral reserves are estimated using an average long-term molybdenum price of US$3.50 per pound and a US dollar exchange rate of C$1.19 per US$.

4.	Bulk density is 2.56 t/m3.

5.	Stripping ratio is approximately 1:1.
     Reserves are estimated annually by subtraction of production from the previous year reserves after adjustments for minor losses and gains and stockpile. Mineral reserves are included in mineral resources.
     The mine does not adjust the resource block model grades for mining dilution and mining recovery for the purpose of stating mineral reserves. In the Consultants opinion compositing to the bench height incorporates sufficient material below the cut-off grade to adequately account for mining dilution. Reserve reconciliation with the operating budget and blasthole results is based on the resource block model. The Consultants note that the estimate of resources and reserves can be affected by changes in mining method, metallurgy and other relevant factors.
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     Open pit design and optimization was done in MedSystem. The Consultants have not seen any documentation for the pit optimization.
STOCKPILES
     Low-grade stockpiles total approximately 22 million tonnes and they contribute a third of the reserves. Stockpile tonnes and grades are mapped when placed. Currently, material ≥0.05% MoS2 and <0.07% MoS2 (the mill feed cut-off grade) is stockpiled. Staff report some winter freezing problems in the past where stockpile feed contacts metal in hoppers, grizzlies, crusher surfaces and mill rods. In the current mine plan, stockpiles will be fed to the mill for the last two years of the six-year mine life. Freezing problems will have to be addressed to maintain current production rate.
RESERVE RECONCILIATION
     The Consultants reviewed the annual reconciliations for years 1990 to 1994, as well as the quarterly reconciliations for years 1994, 1995, 1998, and 2000 includes individual benches. Tonnage and grade reconciliations between mine production (from blast holes), reserves (from the operating budget) and mill production may vary significantly (±40%) for benches and quarter to quarter; however, in the Consultants opinion, reconciliation is generally reasonable on an annual basis.
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TABLE 17-5 ENDAKO MINE RECONCILIATION 1990-1994
Blue Pearl Mining Ltd. — Endako Mine

	Reserves (Operating Budget)			Mine Actual (Blastholes)			Mill Production
			MoS2			MoS2			MoS2
Year	Tonnes	MoS2%	(t)	Tonnes	MoS2%	(t)	Tonnes	MoS2%	(t)

1990	8,198,576	0.130	10,658	8,047,184	0.126	10,139	7,276,183	0.139	10,114
1991	9,330,958	0.130	12,130	10,167,425	0.124	12,608	9,542,876	0.137	13,074
1992	10,145,122	0.137	13,899	9,161,657	0.149	13,651	9,731,609	0.149	14,500
1993	9,714,094	0.132	12,823	9,575,281	0.137	13,118	9,576,670	0.145	13,886
1994	5,028,663	0.144	7,241	4,872,956	0.136	6,627	5,062,280	0.135	6,834

	Reserves vs. Mine			Reserves vs. Mill			Mine vs. Mill
			MoS2			MoS2			MoS2
Year	Tonnes	MoS2%	(t)	Tonnes	MoS2%	(t)	Tonnes	MoS2%	(t)

1990	-1.9%	-3.2%	-5.1%	-12.7%	6.5%	-5.4%	-10.6%	9.4%	-0.3%
1991	8.2%	-4.8%	3.8%	2.2%	5.1%	7.2%	-6.5%	9.5%	3.6%
1992	-10.7%	8.1%	-1.8%	-4.2%	8.1%	4.1%	5.9%	0.0%	5.9%
1993	-1.4%	3.6%	2.3%	-1.4%	9.0%	7.7%	0.0%	5.5%	5.5%
1994	-3.2%	-5.9%	-9.3%	0.7%	-6.7%	-6.0%	3.7%	-0.7%	3.0%
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18 OTHER RELEVANT DATA AND INFORMATION
MINING OPERATIONS
MINING
     The Endako deposit is being mined using conventional open pit mining techniques. The deposit consists of three pits, Endako, Denak East, and Denak West pit. Major mining equipment currently used in production includes rotary blasthole drills (12.5 in., 318 mm holes), cable shovels, and 190 tonne haul trucks. Ancillary mining equipment includes graders, bulldozers, and light vehicles. Endako purchased two new Caterpillar 789C 190 tonne haulage trucks in 2005. A list of mine equipment is shown in Appendix 2. Most of the equipment in the mine is quite old and has operated for many hours. The availability of this equipment is reported to be very high, indicating that there is a very good maintenance program in place at the mine.
     Ore is crushed in the pit and conveyed to the mill. Waste rock is hauled to dumps adjacent to the pit.
     The largest, Endako, pit is approximately 2,500 ft. (760 m) in the north-northeast direction and 5,000 ft. (1,500 m) in the west-northwest direction. The pit is approximately 1,000 ft. (300 m) deep. A waste rock ramp provides access to the pit.
MINE PLAN
     Current life of mine plan shows open pit mining until 2011, and includes mining the Endako pit for two years, followed by the Denak East pit and the Denak West pit for two years. The total tonnage planned to be mined is approximately 51.7 million tonnes of ore and 51.0 million tonnes of waste per year at a stripping ratio of 0.99:1. After mining is completed, the remaining material in the stockpiles will be reclaimed and treated extending the life of the operation to 2013. The production forecast data is shown in Table 18-1.
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     The Consultants note that the Endako mine 2005 production tonnage and grades were lower than forecast and mining costs were slightly higher than forecast costs. Waste mining was higher than forecast and this is largely due to the removal of wall failure material. The overall mining production in the mine plan is approximately 20 million tonnes per year, which is about 15% higher than the actual achieved in 2005. This plan may be aggressive; however, the Consultants have not adjusted the mine plan in the cash flow model because these two new haul trucks were purchased during the fiscal year and should assist in meeting Endako’s production targets. A sensitivity case was prepared to measure the effect of a production shortfall, discussed in the Economic Analysis section of this report.
     Mining the Denak pit will require the moving of the in-pit crusher from the Endako pit to the Denak pit. Endako Mines has prepared an estimate of the capital cost to do this, which totals about $8 million. This cost is included in the mine estimate of capital costs.
     The Consultants reviewed the life of mine plan for the next seven years commencing September 30, 2005 and believe that the production targets are reasonable.
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TABLE 18-1 ENDAKO MINE PLAN
Blue Pearl Mining Ltd. — Endako Mine

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	Total

Mine Production (1)
Mine Production (000’s tonnes)	10,585	10,585	9,673	9,673	1,471	0	0	41,986
Waste (000’s tonnes)	8,997	9,256	9,576	9,576	1,456	0	0	38,861

Total Mined (000’s tonnes)	19,582	19,841	19,248	19,248	2,927	0	0	80,847
Strip ratio	0.85	0.87	0.99	0.99	0.99	0.00	0.00	0.93

Stockpile (000’s tonnes)	0	0	0	0	8,202	9,673	4,030	21,904

Mill Production
Tonnes (000’s)	10,585	10,585	9,673	9,673	9,673	9,673	4,030	63,890
Operating Days (assumed)	365	365	365	365	365	365	365	2,555
Tons Milled per day	29,000	29,000	26,500	26,500	26,500	26,500	11,041	25,006
Grade(% MoS2)	0.116%	0.115%	0.115%	0.118%	0.083%	0.077%	0.077%	0.103%
Recovery (%)	77%	78%	79%	80%	71%	69%	69%	75%
Molybdenum Production (Ib MoS2)	20,933,513	21,081,214	19,454,460	20,150,992	12,556,088	11,301,829	4,708,852	110,186,948
lb Mo	12,560,108	12,648,728	11,672,676	12,090,595	7,533,653	6,781,098	2,825,311	66,112,169

Costs
Total Costs	66,648	67,078	64,726	64,829	48,131	45,139	18,808	375,359
Costs (C$/Tonne Ore Milled)	6.27	6.31	6.66	6.67	4.95	4.64	4.65	5.85
Capital (C$ 000’s)	1,750	9,250	1,600	1,600	1,600	1,600	0	17,400

Note:	(1) Year end as of September 30.
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PIT SLOPES
     Endako experienced pit wall failures in the north and south walls about halfway along the Endako pit where two major north/south faults cross the pit. The contractor removed the material in the failed zone at the top of the north pit wall area and flattened the slopes. The contractor had recently completed the work and was demobilizing at the time of the Consultants site visit.
     The south wall failure is in the same fault structure as the north wall. A push back of the south wall to a reduced slope angle of 45 degrees in the area of the fault zone was recommended by the company’s geotechnical consultant.
     Both these areas were known as areas of weakness and were being monitored closely. The mining of the south wall, which contains some material above the mine cut-off grade, is being undertaken by the mine crews.
     Operationally, these areas are monitored for movement on a daily basis. If there is any significant movement, then the monitoring is increased and, if necessary, crews are removed from the area. Endako Mines retains Golder Associates Ltd. (Golder) to conduct reviews of the slope pit for slope stability and ground control concerns. The last independent review conducted by Golder was in 2004.
OPERATIONS
     The operation is non-union. The mine and mill operate 24 hours a day, 365 days per year. Employees work various shifts as follows:
•	Mine and mill — 12 hour shifts — four days on and four days off

•	Maintenance — 10 hour shifts — four days on and three days off

•	Support Staff — 8 hour shifts — five days per week.

•	Tailings crew — 12 hour shifts — four days on and four days off.
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MINERAL PROCESSING
     The Endako metallurgical facility consists of a concentrator that produces a MoS2 concentrate and a roasting plant that converts the MoS2 concentrate to MoO3. The facility has a nameplate capacity of 30,000 tonnes per day of ore.
     Crushed fine material is stored in six fine ore bins, with 19,000 tonnes of live storage each. The material is withdrawn from the bins, by conveyors, to feed the two-stage grinding circuit that liberates the molybdenite, from the host rock, for recovery by flotation. Total throughput of the plant averaged 26,000 tonnes per day for 2001 to 2005. The average grade ranges between 0.09% MoS2 and 0.128% MoS2.
     The grinding circuit consists of five parallel rod mill-ball mill circuits. The rod mills operate in open circuit while the ball mills operate in closed circuit with cyclones. In each circuit, the rod mill product discharges into the ball mill discharge pump box, and is pumped to the cyclones together with the ball mill discharge. The cyclone underflow is recycled back to the ball mill, while the overflow is fed to the rougher flotation circuit consisting of five sections - one section per grinding circuit. The particle size in the cyclone overflow is approximately 80% passing 300 microns.
     The flotation reagents, fuel oil and terpene SW, are added to the grinding circuit and carried through in the cyclone overflow to rougher flotation. No other reagents are added to rougher flotation. The rougher flotation tailings are pumped to the tailings pond. The rougher concentrate from all the sections are collected and pumped to two first flotation columns.
     The first column flotation concentrate is pumped to a thickener for dewatering prior to regrinding. The column tailings are upgraded in the first cleaner cells, with the concentrate pumped to the thickener and the tailings recycled to the grinding circuit.
     The thickener underflow is reground in two parallel regrind ball mills operating in closed circuit with cyclones. The cyclone underflow is recycled to the regrind mill while the overflow feeds the second cleaners. The second cleaner concentrate is again reground
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to enhance upgrading in the subsequent cleaner flotation stages, while the tailings are recycled to the first flotation columns.
     Following the regrind, the second cleaner concentrate is upgraded in five additional stages of cleaner flotation operating in closed circuit. The concentrate from each stage moves forward to the next cleaner stage while the tailings recycle back to the preceding cleaner stage.
     Sodium cyanide is added to the second and third cleaner stages to depress copper and to improve the flotation concentrate grade.
     The final concentrate from 7th cleaner flotation is dewatered in a thickener. The thickener overflow is recycled to the plant as process water. The thickener underflow is leached, dried then roasted to finish product.
     There are two roasters installed at Endako. One is decommissioned and would require capital expense to re-commission, including a possible requirement for additional waste gas scrubbing. The consultants have not estimated the cost to bring additional roasters on line or investigated implications that this would have on the operating Air Permits(s).
     The operating roaster is a conventional multiple hearth, rotary grate type. The yield for conversion is in the range of 98% and typical for this type of operation. Losses are attributed to entrained dust reporting to the waste gas stream. The waste gas is treated in a conventional packed tower scrubbing system to remove particulate to permitted discharge levels. The cleaned gas stream is discharged from the scrubbing system in ductwork to a short steel discharge stack.
     The unit in operation typically operates in the range of 14,000 to 16,000 kg/day of molybdenum with an average availability in the range of 90%. At current head grades and mill yield this is sufficient to process the mill concentrate production.
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     The roasted molybdenum trioxide is leached using hydrochloric acid to remove bismuth and lead before packaging for shipment.
     In the Consultants opinion, if normal and historical operating and maintenance practices are continued, the mill should continue to have an availability in the range of 95% of annual scheduled operating hours and the roaster in the range of 90% of annual scheduled operating hours through the projected mine life in 2011.
RECOVERABILITY
     The major factor influencing the recovery is mineralogy. Other factors include the size of the flotation feed, the flotation circuit flowsheet, and the reagents in use. The relationship between head grade in the feed and mill yield at Endako does not correlate as would be expected and this should be investigated.
     Approximately 78% of the MoS2 is recovered in the final concentrate at a grade of approximately 90% MoS2. The monthly molybdenum recoveries for 2001 to 2005 ranged from 75.71% to 80.04%. The Winters Company (1997) notes that monthly molybdenite recovery, since the mine started operations, has ranged from about 75% to about 93%.
     After reviewing recent monthly operating statistics and examining the estimated mill feed grades for future years, the Consultants estimate that the average molybdenum recovery will be approximately 78%. The Consultants note that the recovery varies in the mine plan and this variation is mainly a function of the head grade. In the Consultants’ opinion, the recovery forecasts are reasonable; however, the Consultants note that there is not a clear correlation between head grade and yield for this operation.
     During the 2003 and 2004, the Endako concentrator throughput ranged from a maximum of 26,590 tonnes per day to a minimum of 25,620 tonnes per day. The minimum rate is due to mechanical problems at the concentrator, and the highest rate is due to the effort to maximize tonnage. The concentrator throughput budgeted for 2007 is 29,000 tonnes per day.
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FIGURE 18-1 PROCESS FLOW SHEET
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MARKETS
     Molybdenum’s most common ore is molybdenite (MoS2) which is mined as both a primary ore or as a secondary mineral in copper mining. Approximately 75% of molybdenum is used for high-strength and temperature resistant steel alloys or as a substitute for nickel in steel alloying. Molybdenite is also used as a high temperature lubricant, due to its favourable atomic structure.
     World production for molybdenum increased to 163,000 tons in 2005 from 141,000 tons in 2004. The price of molybdenum has also increased substantially, from US$2.60 per pound in January 2002 to US$26.25 per pound to June 2006.
     The Consultants do not express an opinion on future molybdenum prices. These estimates of prices are derived from reports on molybdenum production and market forecasts published on www.sedar.com including reports by Wardrop, marketfriendly, and Neil S. Seldon & Associates. For the cash flow model in the Economic Analysis section below, the Consultants have used a molybdenum price scenario whereby the price declines over the next few years to a long-term price which is based on various opinions expressed by mining analysts in technical reports on other molybdenum projects.
     The Consultants have used the following prices in the base case analysis:
     Metal prices:
o	US$25.00 per pound of molybdenum in oxide in 2006/07

o	US$15.00 per pound of molybdenum in oxide in 2007/08

o	US$10.00 per pound of molybdenum in oxide in 2008/09

o	US$8.00 per pound of molybdenum in oxide after 2009
     The Consultants note that the molybdenum prices have varied significantly over the last few years and, therefore, have also included a sensitivity analysis to demonstrate the effect of this variation in prices. To determine the sensitivity of the mine to molybdenum prices, the Consultants have prepared life of mine forecasts with long term molybdenum prices declining from US$25 to US$5, US$10, US$15, and US$20.

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FIGURE 18-2 HISTORICAL MOLYBDENUM PRICES
CONTRACTS
     Thompson Creek has advised the Consultants that it has many different customers and, therefore, sells molybdenum in many different ways including bill of sale, contracts or by agents. Sojitz, a 25% owner of the Endako Mine, is the largest agent. For purposes of the economic analysis in this report, the Consultants have assumed that all the molybdenum sold by Endako is sold F.O.B. the mine gate and that Endako’s customers pay all the delivery charges. The Consultants are not aware of any other material contracts existing at the Endako mine.
ENVIRONMENTAL CONSIDERATIONS
     The current operation is forty plus years old and as such has operating procedures and permits that are based on 1970’s discharge criteria. In the Consultants opinion, the site is well managed from an operations perspective. The new owners have made significant strides in improving air emission, water management, and reclamation at the site. Endako Mines has developed an excellent rapport with the provincial and federal regulators and, therefore, any changes in environmental legislation are likely workable.

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     In the Consultants’ opinion, there is no apparent reason to tighten the discharge limits in the existing environmental permits based on the effects to the receiving environment. The reclamation bond (approximately C$3 million) is inadequate to decommission and close the mine. Full closure cost to a partial walk-away situation will likely cost three to four times the amount of the existing bond. The mine is carrying an additional C$8 million in an escrow account for closure. The long-term environmental risks are associated with potential water treatment requirements and the need for additional tailings storage facility if production is to be sustained in the long term.
     Endako Mines has developed an excellent rapport with the provincial and federal regulators and, therefore, any environmental permit changes are likely workable. Endako Mines reports that they are in compliance with the various permits necessary for the operation.
TAILINGS DAMS
     The Consultants inspected the tailings containment dams with the perspective of providing an opinion on the stability of these structures. The Consultants are not experts in this area and have relied on the reports prepared by URS the mine’s independent consultants who monitor these dams on an annual basis. The dams are constructed so that the final shape of the tailings containment area domes. The dome design allows water in the tails to seep from the bottom of the containment area at a slow rate, which prevents the material from washing out the dam. As more tailings are deposited, the containment area becomes smaller and smaller and the phreatic surface, the level of water in the dams, does not rise. The level of water in the dams is monitored with piezometers.
     Locally, there are areas where surface water from rapid snow melt has caused washouts, which have been repaired by the tailing crew. In some cases, water has seeped from the dam. The remedy has been to remove vegetation that is impeding drainage and placing rock material on the areas to facilitate flow. In the Consultants opinion, this remedy has worked very well. In addition, the upper benches of the dam are sloped

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inward so that water from melt does not run over the sides of the benches but into the dam, hence stopping erosion.
     The lower benches of the dams are being reclaimed. This involved contouring the benches on the dams so that water will run off down the side, over a vegetation cover.
TAXES
     Thompson Creek group of companies are subject to taxation on a provincial, federal and local level. The Consultants are not experts in the area of taxation and therefore have not ascertained the levels of taxation that are applicable to the Endako operation. The Consultants recognize that the application of taxes will affect the overall profitability of the mining operation. For purposes of this Technical Report, which is to demonstrate the mineral reserves are economic, taxes are not included in the cash flow model in the Economic Analysis Section below.
CAPITAL AND OPERATING COST ESTIMATES
CAPITAL COSTS
     Capital costs are currently estimated at C$1.6 million per year for the life of the mine. This is figure is based on historic expenditures. In addition, there will be a C$8 million dollar expense in moving the in-pit crusher from the Endako pit to the Denak pit in 2008. The total capital costs for the mine will be C$17.4 million for the life of the operation, see Table 18-1. These estimates are reasonable in the Consultants’ opinion.
OPERATING COSTS
     The Consultants reviewed the operating costs at the Endako mine for 2005 and note that the concentrator and plant costs were quite close to the forecasts prepared by Endako while the administration and mining costs were significantly over budget. The administration cost overage is the result of a one time bonus payment to staff in 2005 and the mining cost overage can be attributed to the North Wall stability work, a non-

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budgeted project. The operating costs total C$375 million from 2006 to 2013 and are shown in Table 18-1.
     Total tonnes mined at the Endako pit were 2% over budget; this was achieved despite the ore production being 38% under budget. The tonnage was made up from waste being stripped by the contractor under the North Wall Rehabilitation Project.
     Grade and tonnages at the concentrator also fall below budget. Head grade was 23% and tonnage was 8% under the budget for 2005. The drop in grade can be partly attributed to the increased processing of the stockpile, while ground control work on the north face was completed and mining operations in that area were suspended.
     It is the Consultants’ opinion that the costing is reasonable when compared to historical costs.
MANPOWER
     The Consultants have reviewed the manpower requirements included in the mine plan and are of the opinion that they are reasonable. The mine reports that they do not have major problems in obtaining labour, but it is sometimes difficult to find individuals with particular qualifications; for example, the mine is currently operating without a mine geologist. The turnover rate at the mine is about 10%.
ECONOMIC ANALYSIS
     A pre-tax cash flow projection has been generated from the life of mine production schedule and capital and operating cost estimates, and is summarized in Table 18-1. A summary of the key criteria is provided below.
ECONOMIC CRITERIA
REVENUE
•	29,000 tonnes per day mining from open pit (10,585,000 tonnes per year).

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•	Mill recovery from tailings grade, as indicated by current operation, averaging 76%.

•	Exchange rate US$0.90 = C$1.00. Exchange Rate as of July 6, 2006

•	Metal price of:
o	US$25.00 per lb molybdenum in oxide for 2006/07

o	US$ $15.00 per lb molybdenum in oxide for 2007/08

o	US$ $10.00 per lb molybdenum in oxide for 2008/09

o	US$8.00 per lb molybdenum in oxide after 2009
•	Revenue is recognized at the time of production.
     These estimates of prices are derived from reports on molybdenum and market forecasts published on www.sedar.com.
COSTS
•	Mine life: 5 years.

•	Life of mine production plan as summarized in Table 18-1.

•	Mine life capital totals C$17.4 million.

•	Average operating cost over the mine life is C$5.85 per tonne milled.
CASH FLOW ANALYSIS
     Considering the mine on a standalone basis, the undiscounted pre-tax cash flow totals C$520.6 million over the mine life; payback is not relevant as this is a currently operating project.
     The total cash cost is C$5.85 per tonne milled. The mine life capital cost is C$17.4 million for a total production cost of C$5.65 per pound molybdenum. Average annual molybdenum production during operation is 9.44 million pounds per year.
     Net Present Value (NPV) at a 10% discount rate is C$435.4 million for the total project.

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SENSITIVITY ANALYSIS
     Risks for the mine can be identified in both economic and non-economic terms. The following key parameters that have the largest effect on the economics have been examined by running cash flow sensitivities:
•	Metal Price

•	Recovery

•	Head Grade
     The mine is also susceptible to:
•	Operating Costs

•	Capital Costs
     The results of the sensitivity analyses are shown in Figure 18-3 and Table 18-2. The lower part of Table 1-5, containing the percentage change in NPV, is based on the data summarized in the upper part of the table which shows the change in the cash flow variables over the range of -20% to +20%.
     To determine the sensitivity of the mine to molybdenum prices, the Consultants have prepared life of mine forecasts with long-term molybdenum prices declining from US$25 to US$5, US$10, US$5, and US$20. These cases are summarized in Table 18-3 and the cash flows included in Appendix 3.

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FIGURE 18-3 SENSITIVITY ANALYSIS FOR ENDAKO MINE
TABLE 18-2 SENSITIVITY ANALYSIS
Blue Pearl Mining Ltd. — Endako Mine

	Units		-20%	-10%	Base	+10%	+20%

Exchange Rate	US$/C$		$0.72	$0.81	$0.90	$0.99	$1.08
Head Grade	%Mo		0.082%	0.093%	0.103%	0.113%	0.123%
Metal Prices	US$/lb		10.29	11.00	11.71	12.43	13.14
Operating Costs	US$	000’s	300,663	338,011	375,359	412,708	450,056
Capital Costs	US$	000’s	13,920	15,660	17,400	19,140	20,880
Recovery		%	60.3%	67.8%	75.3%	82.9%	90.4%
% Change in NPV

	Units	-20%	-10%	Base	+10%	+20%

Exchange Rate	%	42%	18%	0%	-15%	-28%
Head Grade	%	-33%	-17%	0%	17%	33%
Metal Prices	%	-26%	-13%	0%	13%	26%
Operating Costs	%	13%	6%	0%	-6%	-13%
Capital Costs	%	1%	0%	0%	0%	-1%
Recovery	%	-33%	-17%	0%	17%	33%

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TABLE 18-3 PROJECT VALUE AT VARYING MOLYBDENUM PRICES
Blue Pearl Mining Ltd. — Endako Mine

Long Term Mo Price US$/lb Mo in Oxide	NPV @ 10% in C$ M

5.00	376.5
8.00	435.4
10.00	474.7
15.00	620.1
20.00	821.8
PAYBACK
     Since this is an ongoing operation, payback is not applicable.
MINE LIFE
     Mine life has been estimated by Endako to be five years and the operational life to be seven years. Based on the review of the life of mine plan, the Consultants concur with this estimate. The Consultants note that changes to the pit design, as recommended by the Consultants, will likely extend the life of the open pit and hence the operation.

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19 INTERPRETATION AND CONCLUSIONS
1.	The Endako mine is a well established and important molybdenum producer that has operated since 1965. Production over the period 2001 to 2005 totals 47.7 million tonnes averaging 0.114% MoS2 for a total of 57.8 million pounds of molybdenum.

2.	The Consultants reviewed the resource and reserve estimates for the Endako and Denak West pits. The Denak East pit has produced in the past but currently has no reserves. In the Consultants’ opinion, the procedures used are in keeping with industry standards and are appropriate for the deposit and mining methods used; however, the Consultants have reclassified the in-pit resources to indicated resources, which total 51.8 million tonnes at 0.07% Mo as of Fiscal year end, September 30, 2005. The resource is fully diluted and considered 100% recoverable.

3.	The Endako mine proven and probable mineral reserves total 74 million tonnes at 0.06% Mo (as of September 30, 2005). Reserves include probable reserves of 51.8 million tonnes at 0.07% Mo and proven reserves in stockpiles totalling 22.2 million tonnes averaging 0.05% Mo.

4.	The Consultants reviewed the life of mine plan for the next seven years commencing September 30, 2005, and believe that the production targets are reasonable.

5.	The Consultants reviewed the mine cost forecasts. It is the Consultants’ opinion that the costing is reasonable when compared to historical costs.

6.	The Consultants reviewed the capital cost estimates in the mine plan and are of the opinion that they are reasonable. The Consultants note that any future changes to the mine plan will likely result in additional capital requirements for the mining operation.

7.	In the Consultants’ opinion, the Endako mine will generate a positive cash flow over the life of the mine on the basis of metal prices, metal recoveries, and other mining and processing parameters used in this report.

8.	The Consultants reviewed the exploration program currently being conducted by Endako. In the Consultants’ opinion, this program should be expanded in order to maintain reserves at the Endako mine.

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20 RECOMMENDATIONS
1.	The Consultants recommend that Endako Mines continue exploration to maintain or increase the reserves on the Endako property.

2.	The Consultants recommend that Endako Mines update the resource model and review the pit design to determine if the open pit can be expanded economically in light of the current molybdenum price.

3.	The Consultants recommend that the correlation between ore head grade and mill yield be investigated.

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21 REFERENCES
Battrum, Denis, (2006): marketfriendly — Molybdenum Demand Drivers 2006.
Brawner Engineering LTD. Memorandum to: Mines Branch / Ministry of Energy and Mines (British Columbia); Open Pit Geotechnical Inspection — Endako Mine.
British Columbia Assets and Land Corporation (April 14, 2000) Letter To: Glen Johnson / Thompson Creek Mining Ltd.; Executed copy of Lease No. 634969 and Offer of Lease letter dated June 29, 1999.
British Columbia Provincial Government (June 25, 1998) Letter To: Kevin Loughrey / Thompson Creek Metals Company; Lessee’s copy of Lease Number 632670.
Bysouth G. D. and Wong, G. Y. (1995): The Endako molybdenum mine, central British Columbia: an update in T. G Schroeter, ed., Porphyry deposits of the northwestern Cordillera of North America. CIM Special Volume 46, Paper 52, p 697-703.
Childers, Randy (1997): Endako ore reserves classification. Unpublished Winters & Company letter report, December 10, 1997.
Endako Mines (2005): October 24, 2005 Letter To: Chris Carr / Mining Operations Branch, Ministry of Energy and Mines (British Columbia); Geotechnical Inspection Report August 10 and 11, 2005 Conducted by Nick Rose and Doug Flynn.
Endako Mines (2005): October 2004 to September 2005 Annual Report.
Endako Mines (2004): October 2003 to September 2004 Annual Report.
Endako Mines (2003): October 2002 to September 2003 Annual Report.
Endako Mines (2002): October 2001 to September 2002 Annual Report.
Endako Mines (2001): October 2000 to September 2001 Annual Report.
Golder Associates Ltd (2002): June 30, 2004 site visit letter report.
Golder Associates Ltd. (2002): Report on a preliminary review of pit slope design parameters for the proposed pushback of the south wall of the Endako Pit Endako Mines Ltd., British Columbia, Unpublished report for Endako Mines Ltd., September 13, 2002.
Golder Associates Ltd. (September 13, 2002) Report on A Preliminary Review of Pit Slope Design Parameters for the Proposed Pushback of the South Wall of the Endako Pit Endako Mines Ltd., British Columbia, for Endako Mines Ltd.

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Guilbert, John M. and Charles F. Park, Jr. (1986): The Geology of Ore Deposits; W.H. Freeman and Company.
Neil S. Seldon & Associates Limited (2005): Marketing and Commercial Input into a Scoping Study for the Max Moly Project, February 2005.
Taiga Consultants Ltd. (2006): Assessment Report Endako Diamond Drilling — May 4th 2006 — unpublished report for Thompson Creek Mining Ltd.
The Winters Company (1997): December 1997 Technical Audit of the Thompson Creek Molybdenum Mine, Idaho and the Endako Molybdenum Mine British Columbia, unpublished report for Thompson Creek Metal Company LLC
URS Corporation (2006): Endako Mine 2005 Annual Tailing Review Report, March 2006
Wardrop 2006: Report to: Adanac Moly Corp Ruby Creek Molybdenum Feasibility, April 2006.

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22 SIGNATURE PAGE
     This report titled “Technical Report on The Endako Mine, Located in Northern British Columbia”, prepared for Blue Pearl Mining Ltd. and effective September 30, 2005 was prepared and signed by the following authors:

(Signed and Sealed)

Dated at Toronto, Ontario	Richard E. Routledge, M.Sc., P.Geo.
July 31, 2006	Consulting Geologist

(Signed and Sealed)

Dated at Toronto, Ontario	John T. Postle, P. Eng.
July 31, 2006	Consulting Mining Engineer

(Signed and Sealed)

Dated at Toronto, Ontario	Steven McMaster, P. Eng.
July 31, 2006	Consulting Metallurgical Engineer

(Signed and Sealed)

Dated at Toronto, Ontario	Hoe Teh, P. Eng.
July 31, 2006	Consulting Metallurgical Engineer

(Signed and Sealed)

Dated at Toronto, Ontario	Pierre Pelletier, P. Eng.
July 31, 2006	Consulting Engineer

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23 CERTIFICATE OF QUALIFICATIONS
RICHARD E. ROUTLEDGE
     I, Richard E. Routledge, M.Sc, Applied, P.Geo., as an author of this report entitled “Technical Report on the Endako Mine, Located in Northern British Columbia”, prepared for Blue Pearl Mining Ltd. and dated July 31, 2006 , do hereby certify that:
1.	I am Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2.	I am a graduate of Sir George Williams (now Concordia) University, Montreal, Quebec, Canada in 1971 with a Bachelor of Science degree in Major Geology and McGill University, Montreal, Quebec, Canada in 1973 with a Master of Science degree in Applied Mineral Exploration.
3.	I am registered as a Practising Member of the Association of Professional Geoscientists of Ontario (1354) and I am registered as a Professional Geologist in the Northwest Territories, Canada (L744). I have worked as a geologist for a total of 32 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on numerous exploration and open pit mining projects around the world for due diligence and regulatory requirements, including:
o	Andacollo copper deposit, central Chile.

o	Bjorkdal Gold Mines, Scandinavia.

o	Bjoernevatten Iron Mine, Norway.

o	Cerro Mojon Au Mine, Nicaragua.

o	Diavik Diamond deposit, NWT, Canada.

o	El Abra copper oxide deposit, northern Chile.

o	Gatsuurt Au deposit, Northern Mongolia.

o	Gaby/Guadalupe Au-Cu porphyry, Ecuador.

o	Grouse Creek epithermal Au, Ag deposit, Idaho.

o	Jerooy Au deposit, Kyrghz Republic.

o	Jericho kimberlite diamond deposit, NWT.

o	Kemi Chromite Mine, Finland.

o	Lake St. Joseph Fe deposit, northwestern Ontario.

o	McLeese Lake porphyry Cu, (Gibraltar Mines), B.C.

o	Midwest and McClean Lake U deposits, Saskatchewan, Canada

o	Ok Tedi Cu-Au Mine, Papua — New Guinea.

o	Old Reliable Cu breccia pipe, Copper Creek, Arizona.

o	Olinghouse Au Mine, Nevada.
•	Vice President Exploration for a junior mining company in charge of diamond exploration programs in NWT and property evaluations worldwide for a variety of commodities, including gold, base metals, and diamonds.

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•	Senior geologist with a major Canadian mining company in charge of evaluation of advanced properties/projects and acquisitions for a broad variety of commodities.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I visited the Endako mine on May 10 and 11, 2006.

6.	I am responsible preparation of items 7 to 14, 17 and parts of items 1 (Summary), and 19 to 21 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of NI43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI43-101, and the Technical Report has been prepared in compliance with NI43-101 and Form 43-101F1.

10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
     Dated 31st day of July, 2006
     (Signed and Sealed)
     Richard E. Routledge, M.Sc, Applied, P.Geo.

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JOHN T. POSTLE
     I, John T. Postle, P.Eng., as an author of this report entitled “Technical Report on the Endako Mine, Located in Northern British Columbia” prepared for Blue Pearl Mining Ltd. and dated July 31, 2006, do hereby certify that:
1.	I am Consulting Mining Engineer retained by Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2.	I am a graduate of the University of British Columbia, Canada, in 1965 with a Bachelor of Science (Applied) degree in Mining Engineering and Stanford University, Stanford, California, in 1968 with a Master Degree in Earth Sciences.
1.	I am registered as a Professional Engineer in the Provinces of Ontario (Reg.# 37184017) and British Columbia (Reg.#6750). I have worked as a professional mining engineer for a total of 38 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements

•	Mining consulting services to international financial institutions, corporations, utilities and law firms

•	Senior Mining Engineer with a major Canadian mining company in charge of an open pit and underground operation

•	Mine Planning Engineer with a major Canadian mining company in charge of feasibility studies and long-term development plans

•	Past Chairman of the Mineral Economics Committee of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and Co-Chairman of a CIM Standing Committee on Ore Reserve Definitions
3.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

4.	I visited the Endako mine on May 10 and 11, 2006.

5.	I am responsible for the overall preparation of the report and specifically parts of item 1 (Summary) and items 2 to 6, 15 and 16 and parts of items 18 to 21 of the Technical Report.

6.	I am independent of the Issuer applying the test set out in Section 1.4 of NI43-101.

7.	I have had no prior involvement with the property that is the subject of the Technical Report.

8.	I have read NI43-101, and the Technical Report has been prepared in compliance with NI43-101 and Form 43-101F1.

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9.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
     Dated 31st day of July, 2006
     (Signed and Sealed)
     John T. Postle, P.Eng.

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STEPHEN MCMASTER
     I, Stephen McMaster, P.Eng., as an author of this report entitled “Technical Report on the Endako Mine, Located in Northern British Columbia” prepared for Blue Pearl Mining Ltd. and dated July 31, 2006, do hereby certify that:
1.	I am Engineer with Hatch Ltd., 2800 Speakman Dr. Mississauga Ont., L5K 2R7

2.	I am a graduate of Waterloo University, Waterloo, Canada, in 1980 with a Bachelor of Science degree in Chemical Engineering.

3.	I am registered as a Practising Member of the Association of Professional Engineers of Ontario (30927503). I have worked as an Engineer for a total of 26 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on numerous metallurgical projects around the world including design, operation, and maintenance of metallurgical facilities.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	I visited the Endako Mill on March 22, 2006.

6.	I am responsible for preparation of parts of Item 1 (Summary) of the Technical Report, specifically “Mineral Processing” and parts of Item 18 of the Technical Report, specifically “Mineral Processing” and “Recoverability”

7.	I am independent of the Issuer applying the test set out in Section 1.4 of NI43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI43-101, and the Technical Report has been prepared in compliance with NI43-101 and Form 43-101F1.

10.	To the best of my knowledge, information, and belief, the Technical Report sections described in item 6 of this certificate contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 31st day of July, 2006

(Signed and Sealed)

Stephen McMaster, P.Eng.

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HOE TEH
     I, Hoe Teh, P.Eng., as an author of this report entitled “Technical Report on the Endako Mine, Located in Northern British Columbia” prepared for Blue Pearl Mining Ltd. and dated July 31, 2006, do hereby certify that:
1.	I am Senior Process Engineer with Hatch Ltd. of Suite 2200, 1066 W. Hastings Street, BC, V6E 3X2

2.	I am a graduate of University of British Columbia, Vancouver, BC, in 1973 with a B.A.Sc. degree.

3.	I am registered as a Professional Engineer in the Province of British Columbia (Reg.#10452). I have worked as a metallurgical engineer for a total of 33 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Process engineering of base and precious metals flotation plants such as Eskay Creek, Newmont Mill 5, Antamina

•	Management of metallurgical programs for Galore Creek, Minto, New Gold
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.	Mr. Jeff Woods visited the Endako facility on March 22, 2006 and May 9 and 10, 2006. At that time Mr. Woods was employed full time at Hatch as a Senior Metallurgical Engineer under my direct supervision.

6.	I am responsible for the preparation of parts of Item 1 Summary of the Technical Report, specifically “Mineral Processing”, and parts of Item 18 of the Technical Report, specifically “Mineral Processing” and “Recoverability”.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

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10.	To the best of my knowledge, information, and belief, the Technical Report section described in Item 6 of this Certificate contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 31st day of July, 2006

(Signed and Sealed)

Hoe Teh, P.Eng.

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PIERRE C. PELLETIER
     I, Pierre C. Pelletier, P.Eng., as an author of this report entitled “Technical Report on the Endako Mine, Located in Northern British Columbia” prepared for Blue Pearl Mining Ltd. and dated July 31, 2006, do hereby certify that:
1.	I am Professional Engineer employed by Rescan Environmental Services Ltd. (Rescan), Sixth Floor, 1111 W. Hastings Street, Vancouver, British Columbia, V6E 2J3.

2.	I am a graduate of the University of Montana, Montana College of Mineral Science and Technology in 1993 and from Queens University with a Master of Science degree in Business Administration in 2002.

3.	I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 27928). I have worked as an environmental engineer for a total of 12 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and reported as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•	Manager Risk Evaluation of number of mines

•	Managed EIA for major projects

•	Environmental Manager Escondida Mine
3.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

4.	I did not visit the Endako Mine site but Mr. Clem Pelletier, Process Chemist and President of Rescan and Dr. Julius Pretorius of Rescan visited the site on May 9, 2006, and I have relied on many of their observations.

5.	I am responsible for the parts of Item 1 (Summary) and the parts of Item 18 dealing with Environment and Permits in the Technical Report.

6.	I am independent of the Issuer applying the test set out in Section 1.4 of NI43-101.

7.	I have had no prior involvement with the property that is the subject of the Technical Report.

8.	I have read NI43-101, and the Technical Report has been prepared in compliance with NI43-101 and Form 43-101F1.

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9.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 31st day of July, 2006

(Signed and Sealed)

Pierre C. Pelletier, P.Eng.

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24 APPENDICES
APPENDIX 1
ENDAKO MINE CLAIMS LIST

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TABLE 24-1 ENDAKO MINE CLAIM LIST

Tenure	Tenure Type	Claim Name	Good To Date	Status	Area	Tag Number

238161	Mineral	FRAN 102	2007/JAN/21	PROTECTED	50	41675
238162	Mineral	FRAN 103	2007/JAN/21	PROTECTED	25	41674
243448	Mineral		2007/MAY/06	GOOD	164.53
243450	Mineral		2006/SEP/06	GOOD	36.92
243457	Mineral		2006/SEP/23	GOOD	19.55
243458	Mineral		2006/SEP/23	GOOD	18.52
243459	Mineral		2006/SEP/23	GOOD	19.75
243460	Mineral		2006/SEP/23	GOOD	20.9
243461	Mineral		2006/SEP/23	GOOD	20.81
243462	Mineral		2006/SEP/23	GOOD	0.73
243463	Mineral		2006/SEP/23	GOOD	18.19
243464	Mineral		2006/SEP/23	GOOD	18.84
243465	Mineral		2006/SEP/23	GOOD	2.05
243466	Mineral		2006/SEP/23	GOOD	7.12
243467	Mineral		2006/SEP/23	GOOD	16.78
243468	Mineral		2006/SEP/23	GOOD	17.26
243469	Mineral		2006/SEP/23	GOOD	0.2
243470	Mineral		2007/JAN/05	GOOD	20.19
243471	Mineral		2007/JAN/05	GOOD	16.25
243472	Mineral		2007/JAN/05	GOOD	0.09
243473	Mineral		2007/JAN/05	GOOD	16.3
243474	Mineral		2007/JAN/05	GOOD	2.06
243482	Mineral		2007/JAN/29	GOOD	2.72
243483	Mineral		2007/JAN/29	GOOD	15.08
243484	Mineral		2007/JAN/29	GOOD	19.96
243485	Mineral		2007/JAN/29	GOOD	20.85
243486	Mineral		2007/JAN/29	GOOD	20.7
243570	Mineral	MO NO. 1	2007/JAN/21	PROTECTED	25	269501
243571	Mineral	MO NO. 2	2007/JAN/21	PROTECTED	25	269502
243572	Mineral	MO NO. 3	2007/JAN/21	PROTECTED	25	269503
243573	Mineral	MO NO. 4	2007/JAN/21	PROTECTED	25	269504
243576	Mineral	TAN NO.1	2007/JAN/21	PROTECTED	25	269575
243577	Mineral	TAN NO.2	2007/JAN/21	PROTECTED	25	269576
243592	Mineral	BAR 1 FR.	2007/JAN/21	PROTECTED	25	438837
243774	Mineral	DIS #35	2008/SEP/21	PROTECTED	25	436138
243775	Mineral	DIS #36	2008/SEP/21	PROTECTED	25	436139
243832	Mineral	DAT #410	2008/SEP/21	GOOD	25	466410
243835	Mineral	DEER 3 FR.	2007/JAN/21	PROTECTED	25	355954
243836	Mineral	DEER 4 FR.	2007/JAN/21	PROTECTED	25	355953
243843	Mineral	AL #3 FR.	2007/JAN/21	PROTECTED	25	355960
244049	Mineral	FRAN #4 FR.	2007/JAN/21	PROTECTED	25	479522
244175	Mineral	DEER 5 FR.	2007/JAN/21	PROTECTED	25	617618M
244176	Mineral	DEER 6 FR.	2007/JAN/21	PROTECTED	25	617619M
244255	Mineral	PAT 130	2007/JAN/21	PROTECTED	25	732369
244256	Mineral	PAT 131	2007/JAN/21	PROTECTED	25	732370
244257	Mineral	PAT 132 FR.	2007/JAN/21	PROTECTED	25	732371
244258	Mineral	PAT 133 FR.	2007/JAN/21	PROTECTED	25	732372
244665	Mineral	VZ 2	2007/JAN/21	PROTECTED	25	970122
244667	Mineral	VZ 4	2007/JAN/21	PROTECTED	25	970124
244672	Mineral	VZ 9	2007/JAN/21	PROTECTED	25	970129

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Continuation of Table 24-1

Tenure	Tenure Type	Claim Name	Good To Date	Status	Area	Tag Number

244673	Mineral	VZ 10	2007/JAN/21	PROTECTED	25	970130
244772	Mineral	SAM 18	2008/SEP/21	PROTECTED	25	863070
244774	Mineral	SAM 20	2008/SEP/21	PROTECTED	25	863072
244776	Mineral	SAM 22	2008/SEP/21	PROTECTED	25	863074M
244778	Mineral	SAM 24	2008/SEP/21	PROTECTED	25	863076
244780	Mineral	SAM 26	2008/SEP/21	PROTECTED	25	863078
244913	Mineral	SAM 80	2008/SEP/21	GOOD	25	879863
244915	Mineral	SAM 82	2008/SEP/21	GOOD	25	879865
244930	Mineral	DAT 5 FR.	2008/SEP/21	GOOD	25	879876
244931	Mineral	DAT 6 FR.	2008/SEP/21	GOOD	25	879877
245325	Mineral	CORA #1 FR.	2007/JAN/21	PROTECTED	25	421957
245329	Mineral	CORA #5	2008/SEP/21	PROTECTED	25	421960
245394	Mineral	DAT 1	2008/SEP/21	PROTECTED	25	206644M
245395	Mineral	DAT 2	2008/SEP/21	PROTECTED	25	206645M
245396	Mineral	DAT 9 FR.	2008/SEP/21	PROTECTED	25	91047M
245888	Mineral	ELK 13 FRACTIONAL	2007/JAN/21	PROTECTED	25	260350M
307068	Mineral	DIS 2 FRAC.	2008/SEP/21	GOOD	25	879860
307089	Mineral	DAT #409	2008/SEP/21	GOOD	25	466409
507163	Mineral		2008/SEP/21	GOOD	417.668
507164	Mineral		2008/SEP/21	GOOD	455.721
507165	Mineral		2008/SEP/21	GOOD	151.905
507167	Mineral		2008/SEP/21	GOOD	170.921
507168	Mineral		2008/SEP/21	GOOD	75.962
507169	Mineral		2008/SEP/21	GOOD	170.949
507170	Mineral		2008/SEP/21	GOOD	18.995
507182	Mineral		2008/SEP/21	GOOD	1615.209
507188	Mineral		2008/SEP/21	GOOD	740.978
507191	Mineral		2008/SEP/21	GOOD	75.968
507222	Mineral		2008/SEP/21	GOOD	854.345
507227	Mineral		2008/SEP/21	GOOD	37.981
507228	Mineral		2008/SEP/21	GOOD	246.781
507230	Mineral		2008/SEP/21	GOOD	37.983
507232	Mineral		2008/SEP/21	GOOD	18.99
507245	Mineral		2008/SEP/21	GOOD	474.835
507246	Mineral		2008/SEP/21	GOOD	398.653
507249	Mineral		2008/SEP/21	GOOD	740.202
507250	Mineral		2008/SEP/21	GOOD	834.877
507252	Mineral		2008/SEP/21	GOOD	37.981
507253	Mineral		2008/SEP/21	GOOD	132.91
507254	Mineral		2008/SEP/21	GOOD	37.956
507269	Mineral		2008/SEP/21	GOOD	815.973
532729	Mineral		2008/SEP/21	GOOD	18.993

Note: Claims 243448 through 243486 are Mining Leases subject to monthly rent.

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APPENDIX 2
ENDAKO MINE EQUIPMENT LIST

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TABLE 24-2 ENDAKO MINING EQUIPMENT LIST
Blue Pearl Mining Ltd. — Endako Mine

Asset #	Equip #	Hours

DRIL018 RD06 MRION	D-6	67,085
DRIL17 RD07 GC120	D-7	71,095
DRIL RD08 GD100	D-9	37,657
GRAD016 G-04 14G	G-4	44,950
GRAD035 G-06 16G	G-6	62,594
GRAD039 G-07 16G	G-7	2,533
HAUL020 H-06 R-190	H-60	92,558
HAUL020 H-61 R-190	H-61	71,285
HAUL020 H-62 R-190	H-62	73,606
HAUL020 H-63 R-190	H-63	98,625
HAUL020 H-65 R-190	H-65	95,347
HAUL020 H-66 R-190	H-66	62,387
HAUL020 H-67 R-190	H-67	79,354
HAUL020 R-68 R-190	H-68	80,595
HAUL021 H-70 789C	H-70	4,528
HAUL021 R071 789C	H-71	4,421
LOAD027 L-07 980C	L-7	49,235
LOAD031 L-10 966D	L-10	18,961
LOAD038 L-16 992-C	L-16	10,986
SHOV023 PH07 210BL	S-7	57,534
SHOV029 BE08 290B1	S-8	61,460
SHOV032 PH09 210XP	S-9	64,953
SHOV037 PH10 2800	S-10	52,840
DOZE030 T-04 D8N	T-4	45,436
DOZE007 T-09 D10R	T-9	28,491
DOZO022 T-10 D10R	T-10	24,633

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APPENDIX 3
CASH FLOW MODELS

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TABLE 24-3 LIFE OF MINE FORECAST BASE CASE AT LONG RANGE MOLYBDENUM PRICE OF US$ 8/LB
Blue Pearl Mining Ltd. — Endako Mine

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	Total

Mine Production (1)
Mine Production (000’s tonnes)	10,585	10,585	9,673	9,673	1,471	0	0	41,986
Waste (000’s tonnes)	8,997	9,256	9,576	9,576	1,456	0	0	38,861

Total Mined (000’s tonnes)	19,582	19,841	19,248	19,248	2,927	0	0	80,847
Strip ratio	0.85	0.87	0.99	0.99	0.99	0.00	0.00	0.93

Stockpile (000’s tonnes)	0	0	0	0	8,202	9,673	4,030	21,904

Mill Production
Tonnes (000’s)	10,585	10,585	9,673	9,673	9,673	9,673	4,030	63,890
Operating Days (assumed)	365	365	365	365	365	365	365	2,555
Tons Milled per day	29,000	29,000	26,500	26,500	26,500	26,500	11,041	25,006
Grade(% MoS2 )	0.116%	0.115%	0.115%	0.118%	0.083%	0.077%	0.077%	0.103%
Recovery (%)	77%	78%	79%	80%	71%	69%	69%	75%
lb Mo	12,560,108	12,648,728	11,672,676	12,090,595	7,533,653	6,781,098	2,825,311	66,112,169

Revenue
Mo Price (US$/lb) (2)	25.00	15.00	10.00	8.00	8.00	8.00	8.00	11.71
Total Revenue (US$ 000’s)	314,003	189,731	116,727	96,725	60,269	54,249	22,602
Exchange Rate (US$/C$)	0.90	0.90	0.90	0.90	0.90	0.90	0.90
Total Revenue (C$000’s)	348,892	210,812	129,696	107,472	66,966	60,276	25,114

Operating Costs (C$000’s)	66,648	67,078	64,726	64,829	48,131	45,139	18,808
Freight and Commissions (C$000’s)	11,862	7,730	5,188	4,568	2,846	2,562	1,067
Capital Costs (C$000’s)	1,750	9,250	1,600	1,600	1,600	1,600	0
Cash Flow (C$000’s)	268,631	126,754	58,183	36,475	14,389	10,976	5,238	520,646

NPV @10% (C$000’s)	$435,410

Note:	(1) Year end as of September 30

(2) Price per lb molybdenum in Molybdenum Oxide

24-7

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SCOTT WILSON RPA	www.scottwilson.com
TABLE 24-4 LIFE OF MINE FORECAST AT LONG RANGE MOLYBDENUM PRICE OF US$ 5/LB
Blue Pearl Mining Ltd. — Endako Mine

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	Total

Mine Production (1)
Mine Production (000’s tonnes)	10,585	10,585	9,673	9,673	1,471	0	0	41,986
Waste (000’s tonnes)	8,997	9,256	9,576	9,576	1,456	0	0	38,861

Total Mined (000’s tonnes)	19,582	19,841	19,248	19,248	2,927	0	0	80,847
Strip ratio	0.85	0.87	0.99	0.99	0.99	0.00	0.00	0.93

Stockpile (000’s tonnes)	0	0	0	0	8,202	9,673	4,030	21,904

Mill Production
Tonnes (000’s)	10,585	10,585	9,673	9,673	9,673	9,673	4,030	63,890
Operating Days (assumed)	365	365	365	365	365	365	365	2,555
Tons Milled per day	29,000	29,000	26,500	26,500	26,500	26,500	11,041	25,006
Grade(% MoS2)	0.116%	0.115%	0.115%	0.118%	0.083%	0.077%	0.077%	0.103%
Recovery (%)	77%	78%	79%	80%	71%	69%	69%	75%
lb Mo	12,560,108	12,648,728	11,672,676	12,090,595	7,533,653	6,781,098	2,825,311	66,112,169

Revenue
Mo Price (US$/lb) (2)	25.00	15.00	10.00	5.00	5.00	5.00	5.00	10.00
Total Revenue (US$ 000’s)	314,003	189,731	116,727	60,453	37,668	33,905	14,127
Exchange Rate (US$/C$)	0.90	0.90	0.90	0.90	0.90	0.90	0.90
Total Revenue (C$000’s)	348,892	210,812	129,696	67,170	41,854	37,673	15,696

Operating Costs (C$000’s)	66,648	67,078	64,726	64,829	48,131	45,139	18,808
Freight and Commissions (C$000’s)	11,862	7,730	5,188	3,358	2,093	1,884	785
Capital Costs (C$000’s)	1,750	9,250	1,600	1,600	1,600	1,600	0
Cash Flow (C$000’s)	268,631	126,754	58,183	-2,618	-9,970	-10,950	-3,897	426,134

NPV @10% (C$000’s)	$376,520

Note:	(1) Year end as of September 30

(2) Price per lb molybdenum in Molybdenum Oxide

24-8

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SCOTT WILSON RPA	www.scottwilson.com
TABLE 24-5 LIFE OF MINE FORECAST AT LONG RANGE MOLYBDENUM PRICE OF US$ 10/LB
Blue Pearl Mining Ltd. — Endako Mine

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	Total

Mine Production (1)
Mine Production (000’s tonnes)	10,585	10,585	9,673	9,673	1,471	0	0	41,986
Waste (000’s tonnes)	8,997	9,256	9,576	9,576	1,456	0	0	38,861

Total Mined (000’s tonnes)	19,582	19,841	19,248	19,248	2,927	0	0	80,847
Strip ratio	0.85	0.87	0.99	0.99	0.99	0.00	0.00	0.93

Stockpile (000’s tonnes)	0	0	0	0	8,202	9,673	4,030	21,904

Mill Production
Tonnes (000’s)	10,585	10,585	9,673	9,673	9,673	9,673	4,030	63,890
Operating Days (assumed)	365	365	365	365	365	365	365	2,555
Tons Milled per day	29,000	29,000	26,500	26,500	26,500	26,500	11,041	25,006
Grade(% MoS2)	0.116%	0.115%	0.115%	0.118%	0.083%	0.077%	0.077%	0.103%
Recovery (%)	77%	78%	79%	80%	71%	69%	69%	75%
lb Mo	12,560,108	12,648,728	11,672,676	12,090,595	7,533,653	6,781,098	2,825,311	66,112,169

Revenue
Mo Price (US$/lb) (2)	25.00	15.00	10.00	10.00	10.00	10.00	10.00	12.86
Total Revenue (US$ 000’s)	314,003	189,731	116,727	120,906	75,337	67,811	28,253
Exchange Rate (US$/C$)	0.90	0.90	0.90	0.90	0.90	0.90	0.90
Total Revenue (C$000’s)	348,892	210,812	129,696	134,340	83,707	75,346	31,392

Operating Costs (C$000’s)	66,648	67,078	64,726	64,829	48,131	45,139	18,808
Freight and Commissions (C$000’s)	11,862	7,730	5,188	5,374	3,348	3,014	1,256
Capital Costs (C$000’s)	1,750	9,250	1,600	1,600	1,600	1,600	0
Cash Flow (C$000’s)	268,631	126,754	58,183	62,537	30,628	25,593	11,329	583,655

NPV @10% (C$000’s)	$474,670

Note:	(1) Year end as of September 30

(2) Price per lb molybdenum in Molybdenum Oxide

24-9

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SCOTT WILSON RPA	www.scottwilson.com
TABLE 24-6 LIFE OF MINE FORECAST AT LONG RANGE MOLYBDENUM PRICE OF US$ 15/LB
Blue Pearl Mining Ltd. — Endako Mine

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	Total

Mine Production (1)
Mine Production (000’s tonnes)	10,585	10,585	9,673	9,673	1,471	0	0	41,986
Waste (000’s tonnes)	8,997	9,256	9,576	9,576	1,456	0	0	38,861

Total Mined (000’s tonnes)	19,582	19,841	19,248	19,248	2,927	0	0	80,847
Strip ratio	0.85	0.87	0.99	0.99	0.99	0.00	0.00	0.93

Stockpile (000’s tonnes)	0	0	0	0	8,202	9,673	4,030	21,904

Mill Production
Tonnes (000’s)	10,585	10,585	9,673	9,673	9,673	9,673	4,030	63,890
Operating Days (assumed)	365	365	365	365	365	365	365	2,555
Tons Milled per day	29,000	29,000	26,500	26,500	26,500	26,500	11,041	25,006
Grade(% MoS2)	0.116%	0.115%	0.115%	0.118%	0.083%	0.077%	0.077%	0.103%
Recovery (%)	77%	78%	79%	80%	71%	69%	69%	75%
lb Mo	12,560,108	12,648,728	11,672,676	12,090,595	7,533,653	6,781,098	2,825,311	66,112,169

Revenue
Mo Price (US$/lb) (2)	25.00	15.00	15.00	15.00	15.00	15.00	15.00	16.43
Total Revenue (US$ 000’s)	314,003	189,731	175,090	181,359	113,005	101,716	42,380
Exchange Rate (US$/C$)	0.90	0.90	0.90	0.90	0.90	0.90	0.90
Total Revenue (C$000’s)	348,892	210,812	194,545	201,510	125,561	113,018	47,089

Operating Costs (C$000’s)	66,648	67,078	64,726	64,829	48,131	45,139	18,808
Freight and Commissions (C$000’s)	11,862	7,730	7,133	7,389	4,604	4,144	1,727
Capital Costs (C$000’s)	1,750	9,250	1,600	1,600	1,600	1,600	0
Cash Flow (C$000’s)	268,631	126,754	121,086	127,692	71,226	62,136	26,554	804,078

NPV @10% (C$000’s)	$620,080

Note:	(1) Year end as of September 30

(2) Price per lb molybdenum in Molybdenum Oxide

24-10

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SCOTT WILSON RPA	www.scottwilson.com
TABLE 24-7 LIFE OF MINE FORECAST AT LONG RANGE MOLYBDENUM PRICE OF US$ 20/lb
Blue Pearl Mining Ltd. — Endako Mine

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	Total

Mine Production (1)
Mine Production (000’s tonnes)	10,585	10,585	9,673	9,673	1,471	0	0	41,986
Waste (000’s tonnes)	8,997	9,256	9,576	9,576	1,456	0	0	38,861

Total Mined (000’s tonnes)	19,582	19,841	19,248	19,248	2,927	0	0	80,847
Strip ratio	0.85	0.87	0.99	0.99	0.99	0.00	0.00	0.93

Stockpile (000’s tonnes)	0	0	0	0	8,202	9,673	4,030	21,904

Mill Production
Tonnes (000’s)	10,585	10,585	9,673	9,673	9,673	9,673	4,030	63,890
Operating Days (assumed)	365	365	365	365	365	365	365	2,555
Tons Milled per day	29,000	29,000	26,500	26,500	26,500	26,500	11,041	25,006
Grade(% MoS2)	0.116%	0.115%	0.115%	0.118%	0.083%	0.077%	0.077%	0.103%
Recovery (%)	77%	78%	79%	80%	71%	69%	69%	75%
lb Mo	12,560,108	12,648,728	11,672,676	12,090,595	7,533,653	6,781,098	2,825,311	66,112,169

Revenue
Mo Price (US$/lb) (2)	25.00	20.00	20.00	20.00	20.00	20.00	20.00	20.71
Total Revenue (US$ 000’s)	314,003	252,975	233,454	241,812	150,673	135,622	56,506
Exchange Rate (US$/C$)	0.90	0.90	0.90	0.90	0.90	0.90	0.90
Total Revenue (C$000’s)	348,892	281,083	259,393	268,680	167,415	150,691	62,785

Operating Costs (C$000’s)	66,648	67,078	64,726	64,829	48,131	45,139	18,808
Freight and Commissions (C$000’s)	11,862	9,838	9,079	9,404	5,860	5,274	2,197
Capital Costs (C$000’s)	1,750	9,250	1,600	1,600	1,600	1,600	0
Cash Flow (C$000’s)	268,631	194,916	183,988	192,847	111,824	98,678	41,779	1,092,664

NPV @10% (C$000’s)	$821,823

Note:	(1) Year end as of September 30

(2) Price per lb molybdenum in Molybdenum Oxide

24-11